Clifton Star Resources Inc.

Notice of Annual and Special

Meeting of Shareholders and

Management Proxy Circular

Clifton Star Resources Inc. Annual and Special Meeting of the holders of common shares will be held on Monday, December 13, at 2:00 p.m. (Vancouver Time) in Computershare Boardroom located at 510 Burrard Street, 3rd Floor, Vancouver, British Columbia.

Shareholders may exercise their rights by attending the Meeting or by completing a Form of Proxy.

YOUR VOTE AS A SHAREHOLDER IS IMPORTANT

TABLE OF CONTENTS

CLIFTON STAR RESOURCES INC.	4
NOTICE OF ANNUAL AND SPECIAL MEETING	4
MANAGEMENT PROXY CIRCULAR	5
SOLICITATION OF PROXIES	5
INFORMATION REGARDING THE VOTING OF SHARES	5
REGISTERED SHAREHOLDERS	5
Voting by Proxy	5
Appointment of Proxy	5
Revocability of Proxy	5
NON-REGISTERED SHAREHOLDERS	6
VOTING SECURITIES	6
PRINCIPAL HOLDER OF VOTING SECURITIES	6
FINANCIAL STATEMENTS	6
ELECTION OF DIRECTORS	7
DIRECTORS COMPENSATION	9
Retainer and Attendance Fees	9
Directors Outstanding Share-based Awards and Option-Based Awards at the End of the Fiscal Year	9
Directors Incentive Plans Awards – Value Vested or Earned during the Year	10
EXECUTIVE COMPENSATION	10
SUMMARY COMPENSATION TABLE	10
Outstanding Share-based Awards and Option-based Awards at the End of the Fiscal Year	11
Incentive Plan Awards – value Vested or Earned during the Year	11
PENSION PLAN BENEFITS	11
TERMINATION AND CHANGE OF CONTROL BENEFITS	11
COMPENSATION AND DISCUSSION AND ANALYSIS	12
Compensation, Philosophy and Objectives	12
Analysis of Elements	13
Long Term Compensation and Option Based Awards	13
AUDIT COMMITTEE	14
Composition of the Audit Committee	14
Relevant Education and Experience	14
Audit Committee Oversight	15
Reliance on Certain Exemptions	15
Pre-Approval Policies and Procedures	15
External Auditor Service Fees (By Category)	15
Exemption	15
CORPORATE GOVERNANCE DISCLOSURE	16
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	16
INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS	16
AMENDMENT TO THE STOCK OPTION PLAN	16
CONTINUANCE OF THE CORPORATION UNDER THE CANADA BUSINESS CORPORATIONS ACT	16
Required Shareholder Approval and Conditions	16
Reasons for the Proposed Continuance	17
CBCA versus BCBCA	17
Shareholder Proposals	17
Financial Assistance	18
Rights of Dissent	18
Effects of Continuance	18
Articles of Continuance	18
By-Laws Number One and Two	19
Dissent Rights	19
APPROVAL OF THE SHAREHOLDER RIGHTS PLAN	19
Purpose of the Shareholders Rights Plan	20
Time to consider bid	20
Unequal treatment of shareholders	20
How the Shareholder Rights Plan Works and Effect of the Shareholders Rights Plan	21
Form of Resolution and Vote Required	22
Directors’ Recommendation	22
ADDITIONAL INFORMATION	22
SCHEDULE “A”	23
SCHEDULE “B”	26
SCHEDULE “C”	29
SCHEDULE “D”	60
SCHEDULE “E”	61

CLIFTON STAR RESOURCES INC.

NOTICE OF ANNUAL AND SPECIAL MEETING

NOTICE is hereby given that the Annual and Special Meeting (the “Meeting”) of the holders of common shares (the “Common Shares”) of CLIFTON STAR RESOURCES INC. (the “Corporation”) will be held on Monday, December 13, 2010 at 2:00 p.m. (Vancouver Time) in Computershare Boardroom located at 510 Burrard Street, 3rd Floor, Vancouver, British Columbia for the following purposes:

1.

To receive the Corporation’s audited financial statements for the year ended June 30, 2010 and the related report of the auditors;

2.

to fix the number of directors at six;

3.

to elect the Corporation’s directors;

4.

to approve the modification to the Corporation's incentive stock option plan;

5.

to consider and, if deemed advisable, approve by special resolution the continuance of the Corporation under the Canada Business Corporations Act;

6.

To approve the Corporation’s Shareholder Rights Plan; and

7.

To transact such other business as may properly be brought before the Meeting or at any adjournment thereof.

Dated at Vancouver, British Columbia Canada this 12 day of November 2010.

By order of the Board of directors,

(s) Harry Miller

Harry Miller

President, Chief Executive Officer and Director

IMPORTANT

It is desirable that as many shares as possible be represented at the Meeting. If you do not expect to attend, and would like your Common Shares represented, please sign the enclosed proxy and return it at your earliest convenience in the envelope provided, but before 2:00 p.m. (Vancouver Time) on December 9, 2010.

MANAGEMENT PROXY CIRCULAR

This Management Proxy Circular (the “Circular”) is furnished in connection with the solicitation of proxies by the management of Clifton Star Resources Inc. (the “Corporation”) for use at the Annual and Special Meeting of the shareholders (the “Shareholders”) of the Corporation to be held on December 13, 2010 (the “Meeting”) and at every adjournment thereof.

SOLICITATION OF PROXIES

The enclosed proxy is being solicited by the management of the Corporation. Solicitation will be primarily by mail but proxies may also be solicited by telephone, or personally by directors, officers or employees of the Corporation. The Corporation will bear all expenses in connection with the solicitation of proxies. In addition, the Corporation shall, upon request, reimburse brokerage firms and other custodians for their reasonable expenses in forwarding proxies and related material to beneficial owners of Common Shares of the Corporation.

INFORMATION REGARDING THE VOTING OF SHARES

Registered Shareholders

Voting by Proxy

Common Shares represented by properly executed proxies in favour of the persons designated in the enclosed form of proxy will be voted or withheld from voting on any ballot that may be called for and, if the Shareholder specifies a choice in respect of the matters to be voted upon, the Common Shares shall be voted or withheld from voting in accordance with the specification made by the Shareholder. If no specification is made, such Common Shares will be voted for the election of the directors specified in this Circular, for the appointment of the auditors named in this Circular and the fixing of their remuneration by the directors, for the extension of the term of 1,550,000 options previously granted to insiders of the Corporation, for the modification to the Corporation’s incentive Stock Option Plan, for the continuance of the Corporation under the Canada Business Corporations Act and for the adoption of a resolution approving the Shareholder’s Rights Plan.

The enclosed proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice relating to the Meeting and other matters which may properly come before the Meeting other than for the election of a director who would not be named in this Circular. At the date of this Circular, the management of the Corporation is not aware that any such amendments, variations, or other matters are to be presented for action at the Meeting.

Appointment of Proxy

The persons named in the enclosed form of proxy are executive officers of the Corporation. A Shareholder has the right to appoint a person, who need not be a Shareholder of the Corporation, other than the persons designated in the accompanying form of proxy, to attend and act on his or her behalf at the Meeting. To exercise this right, a Shareholder may either cross out the names printed on the form of proxy and insert such other person’s name in the blank space provided in the accompanying form of proxy or complete another appropriate form of proxy.

Revocability of Proxy

A proxy given pursuant to this solicitation may be revoked by an instrument in writing executed by the Shareholder or by the Shareholder’s attorney authorized in writing and transmitted either to Computershare Investor Services Inc., 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 or by fax to (604) 661-9401 (within Canada and the United States), no later than 2:00 p.m. (Vancouver Time) on Thursday, December 9, 2010 or at any time up to and including the last business day preceding the day of any adjournment of the Meeting at which the proxy is to be used, or to the Chairman or Secretary of such Meeting on the day of the Meeting or any adjournment thereof, or by any other manner permitted by law. Any proxy given by a Shareholder can also be revoked by the Shareholder if the Shareholder attends the Meeting in person and so requests.

Non-registered Shareholders

A non-registered shareholder is a Shareholder whose Common Shares are registered in the name of a representative such as a securities dealer, broker or other intermediary rather than in the Shareholder’s name.

Applicable securities laws and regulations require representatives of non-registered shareholders to seek the latters’ voting instructions in advance of the Meeting. Non-registered shareholders will receive from their representative a request for voting instructions for the number of Common Shares held on their behalf. The representative’s request for voting instructions will contain instructions relating to the signature and return of the document and these instructions should be carefully read and followed by non-registered shareholders to ensure that their Common Shares are voted accordingly at the Meeting.

Non-registered shareholders who cannot attend the Meeting but who would like their Common Shares to be voted on their behalf by a proxyholder must therefore follow the voting instructions provided by their representative.

Non-registered shareholders who wish to vote their Common Shares in person at the Meeting must insert their own name in the space provided on the request for voting instructions form in order to appoint themselves as proxyholders, and follow the signature and return instructions provided by their representative.

If you have any questions with respect to the foregoing or you wish to receive an additional copy of the Management Proxy Circular or you need help to vote, we invite you to contact Computershare Investor Services Inc., 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, by telephone to (604) 661-9452 or by fax to (604) 661-9401.

VOTING SECURITIES

As of November 10, 2010, 33,030,041 Common Shares of the Corporation were outstanding. Holders of Common Shares of record at the close of business on November 8, 2010 (the “Record Date”) will be entitled to one vote for each such Common Share held by them except to the extent that a person has transferred any Common Shares after the Record Date and the transferee of such Common Shares establishes proper ownership of such Common Shares and demands, not later than 10 days before the Meeting, to be included in the list of Shareholders entitled to vote at the Meeting.

PRINCIPAL HOLDER OF VOTING SECURITIES

To the knowledge of the directors and senior officers of the Corporation, there is no Shareholder who beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the Common Shares of the Corporation.

FINANCIAL STATEMENTS

The financial statements of the Corporation for the financial year ended June 30, 2010 and the report of the auditors thereon will be submitted at the Meeting. These financial statements were sent to Shareholders who requested it with this Notice of Annual and Special Meeting of Shareholders and Management Proxy Circular. The Corporation’s financial statements and related Management Discussion and Analysis for the year ended June 30, 2010 are available on SEDAR (www.sedar.com).

ELECTION OF DIRECTORS

The affairs of the Corporation are managed by a Board of directors. The members of the Board are elected annually at each Annual Meeting of Shareholders to hold office until the next Annual Meeting unless, prior thereto, he or she resigns, or the office of such director becomes vacant by death, removal, or other cause. By resolution of the Board adopted on November 12, 2010, the precise number of directors has been proposed to be fixed at six. Therefore, a total of six nominees are being proposed as directors for election by the Shareholders at the Meeting. The following table sets out the names of said nominees for election, their present principal occupation, the years in which they became directors of the Corporation and the number of Common Shares of the Corporation owned, directly or indirectly, or controlled or directed by the nominees.

Unless such authority is withheld, the persons named in the enclosed proxy form intend to vote at the Meeting to fix the number of directors at six and on the election of these directors. The proposals require the approval of a majority of the votes cast at the Meeting.

Each of the nominees has provided the information as to the Common Shares of the Corporation he beneficially owns or over which he exercises control or direction, as at November 10, 2010. All nominees have served continuously as director of the Corporation since their appointment or first election in such capacity.

Name, Position and Province and Country of Residence	Principal Occupation During the Past Five Years	Director Since	No. of Shares Beneficially Owned or Controlled, Directly or Indirectly
HARRY MILLER(2) President, CEO and Director Washington, USA	President and Chief Executive Officer of the Company since October 2007 and Self-employed businessman	October 11, 2007	1,195,200
NICK SEGOUNIS(2) Director British Columbia, Canada	Self-employed businessman; Since more than five years, he is President and director of Kaplani Holdings Ltd. and since three years, he is President and director of Vanity Capital Inc.; director of SMS Holding Ltd.	December 16, 1992	1,034,500
FRED ARCHIBALD Vice-President Exploration Director Ontario, Canada	Vice-President Exploration of the Company since July 11, 2007 and Self-employed professional geologist	August 21, 2007	180,000
PETER GUNDY(1) Director Ontario, Canada	Co-proprietor of Veritprop Ltd. From 1992 to 2008, Mr. Gundy acted at various time either as President, Chief Executive Officer or Chairman of Neo Material Technologies Inc.	May 25, 2010	Nil
PHILIP NOLAN(1) Director Québec, Canada	Barrister and solicitor at Lavery, de Billy, a law firm	August 19, 2008	325,000
ROSS GLANVILLE(1) Director British Columbia, Canada	Ross Glanville & Associates; Professional Engineer and CGA since 1990	January 27, 2010	Nil

Notes:

(1)

Member of Audit Committee.

(2)

Member of the Nominating and Corporate Governance Committee.

The principal occupation and employment of the nominees as directors, who have not previously been disclosed in a management proxy circular of the Corporation, for the past five years is the following:

Peter Gundy was, until recently, Chairman of Neo Material Technologies Inc. a TSX listed mineral Technologies company. Mr. Gundy was the company’s founder as well as President and Chief Executive Officer from 1992 to 2006. He resigned as Chairman in 2008. From start-up in 1992, Neo Material Technologies became the largest global producer in its sector. Mr. Gundy graduated from the London School of Economics with a Masters of Science in Economics degree, from McGill University with a Bachelor of Civil Law degree, and from the University of Western Ontario with a Bachelor of Arts degree. Mr. Gundy was also awarded certification as a director by the Institute of Corporate Directors. He is currently is a co-proprietor of Veritprop Ltd. in Toronto.

Ross Glanville has over thirty‐five years of resource‐related experience in many countries, and has been involved in the exploration, financing, development, and operation of a number of mines. Mr. Glanville was formerly President of Giant Bay Resources Ltd. and Vice President of Wright Engineers Ltd. (since acquired by Fluor Corp.), and has been a Director of a number of exploration, development, and mining companies. He is currently a Director of BAJA Mining Corp. and Starfield Resources Inc. (both TSX‐listed companies), as well as Archon Minerals Limited (a TSX‐V listed company). Mr. Glanville graduated from the University of British Columbia in 1970 with a Bachelor of Applied Science Degree (Mining Engineering) and became a member of the Association of Professional Engineers of British Columbia in 1972 (P.Eng.). In 1974, Mr. Glanville obtained a Master of Business Administration Degree (MBA), specializing in finance and securities analysis; and in 1980 he became a member of the Certified General Accountants of B.C. (CGA). Since 1985, Mr. Glanville has specialized in valuations, fairness opinions, and litigation support related to the mining and exploration industry.

To the Corporation's knowledge, no proposed director is, at the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company that, (i) while the proposed director was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, or (ii) after the proposed director ceased to act in that capacity but which resulted from an event that occurred while that person was acting in such capacity, was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days.

To the Corporation's knowledge, no proposed director is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

In addition, to the knowledge of the Corporation, no proposed director has, within 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the directors, executive officers or Shareholders.

Furthermore, to the knowledge of the Corporation, no proposed director has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable Shareholder in deciding whether to vote for a proposed director.

DIRECTORS COMPENSATION

Retainer and Attendance Fees

The Corporation has no arrangements, standard or otherwise, pursuant to which directors are paid retainers by the Corporation or its subsidiaries for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this Circular, except per diem fees paid to directors for attendance in person at meetings.

The following table provides all amounts of compensation paid or granted to the Corporation’s directors other than Named Executive Officers (as hereinafter defined) during the financial year ended June 30, 2010.

Name(1)	Fees Earned ($)	Share-Based Awards ($)	Option-Based Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Nick Segounis	1,500	-	336,120	-	-	-	337,620
Fred Archibald	3,000	-	1,099,560	-	-	69,657(3)	1,172,217
Philip Nolan	1,500	-	1,176,420	-	-	-	1,177,920
Peter Gundy	-	-	-	-	-	-	-
Ross Glanville	4,500	-	1,481,000	-	-	-	1,485,500
Note:
(1)							Mr. Harry Miller, President and Chief Executive Officer of the Corporation, compensation is disclosed in the Summary Compensation Table and elsewhere in this Circular.
(2)

Based on the grant date fair value of stock options under the Stock Option Plan. Specifically a Black-Scholes option pricing model was used with the following assumptions determined on the date of grant: risk free interest of 1.60%, expected average life of 3.26 years, expected volatility of 95.50% and expected dividend yield of 0%.

(3)							Geological fees paid to Mr. Archibald for exploration activities on the Corporation’s properties.

Directors Outstanding Share-based Awards and Option-Based Awards at the End of the Fiscal Year

The table below sets forth, for each director other than Named Executive Officers (as hereinafter defined), information regarding option-based awards outstanding as at June 30, 2010.

Name(1)	Option-based awards				Share-based awards(2)
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(3) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Nick Segounis	100,000 100,000	2.55 5.35	02/17/2011 01/22/2013	142,000 -	-	-
Fred Archibald	300,000 200,000	2.30 5.35	09/08/2011 01/22/2013	501,000 -	-	-
Philip Nolan	200,000 350,000	2.55 5.35	02/17/2011 01/22/2013	284,000 -	-	-
Ross Glanville	400,000	5.80	01/27/2013	-	-	-
Notes:
(1)	Mr. Harry Miller, President and Chief Executive Officer, compensation is disclosed in the Summary Compensation Table and elsewhere in this Circular.
(2)	The Corporation has no share-based awards.
(3)	Closing price of the Common Shares of the Corporation on the TSX Venture Exchange as of June 30, 2010 was $3.97.

Directors Incentive Plans Awards – Value Vested or Earned during the Year

The following table discloses, for each director other than Named Executive Officers (as hereinafter defined), the aggregate dollar value that would have been realized if the options under the option-based awards had been exercised on the vesting date.

Name(1)	Option-based awards – Value vested during the year (2) ($)	Share-based awards – Value vested during the year(3) ($)	Non-equity incentive plan compensation – Value vested or earned during the year(4) ($)
Nick Segounis	31,500	-	-
Fred Archibald	598,850	-	-
Philip Nolan	82,500	-	-
Peter Gundy	-	-	-
Ross Glanville	-	-	-
Notes:
(1)	Mr. Harry Miller, President and Chief Executive Officer, compensation is disclosed in the Summary Compensation Table and elsewhere in this Circular.
(2)	Only one fourth (1/4) of the Options granted to the Directors vested upon grant and another one fourth (1/4) of the options every three months thereafter.
(3)	The Corporation made no share-based awards during the year ended June 30, 2010.
(4)	The Corporation does not offer any compensation to the directors under a non-equity incentive plan.

EXECUTIVE COMPENSATION

The following table sets forth, to the extent required by applicable securities legislation, all annual and long-term compensation for services in all capacities to the Corporation for the two most recent completed fiscal years in respect of the Chief Executive Officer and Chief Financial Officer (the “Named Executives Officers”). The Corporation as no other executive officers.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Share-Based Awards ($)	Option-Based Awards (1) ($)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
					Annual Incentive Plan	Long-Term Incentive Plan
Harry Miller President and Chief Executive Officer	2010 2009	-- --	-- --	1,932,690 --	-- --	-- --	-- --	168,000(2) 108,000(2)	2,100,690 108,000
Ian Beardmore Chief Financial Officer	2010 2009	-- --	-- --	252,090 --	-- --	-- --	-- --	82,171 (3) 46,619(3)	334,261 46,619
Notes:
(1)

Based on the grant date fair value of stock options under the Stock Option Plan. Specifically a Black-Scholes option pricing model was used with the following assumptions determined on the date of grant: risk free interest of 1.60%, expected average life of 3.26 years, expected volatility of 95.50% and expected dividend yield of 0%.

(2)	This amount was paid to Mr. Miller as management fees pursuant to a management agreement between Mr. Miller and the Corporation dated January 1, 2009, as amended on October 1, 2009.
(3)	This amount was paid to Mr. Beardmore as consulting fees.

Outstanding Share-based Awards and Option-based Awards at the End of the Fiscal Year

The table below sets forth a summary of all awards outstanding at the end of the financial year ended June 30, 2010.

Name	Option-Based Awards				Share-Based Awards
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-Money Options(1) ($)	Number of Shares or Units of Shares that have not Vested (#)	Market or Payout Value of Share-Based Awards that have not Vested ($)
Harry Miller President and Chief Executive Officer	350,000 575,000	3.10 5.35	08/26/2010 01/22/2013	304,500(2) -	-	-
Ian Beardmore Chief Financial Officer	75,000	5.35	01/22/2013	-	-	-
Note:
(1)						Closing price of the Common Shares of the Corporation on the TSX Venture Exchange as of June 30, 2010 was $3.97.
(2)						These options have since expired without being exercised.

Incentive Plan Awards – value Vested or Earned during the Year

The following table discloses the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date and the aggregate value realized upon vesting of share-based awards.

Name	Option-Based Awards – Value Vested during the Year (1) ($)	Share-Based Awards – Value Vested during the year ($)	Non-Equity Incentive Plan Compensation – Value earned during the Year ($)
Harry Miller President and Chief Executive Officer	74,750	-	-
Ian Beardmore Chief Financial Officer	9,750	-	-
Note:
(1)	Only one fourth(1/4) of the Options granted to the Named Executives Officers in 2010 vested upon grant and another one fourth (1/4) every three months thereafter.

PENSION PLAN BENEFITS

The Corporation has not adopted any retirement plan, pension plan or deferred compensation plan.

TERMINATION AND CHANGE OF CONTROL BENEFITS

On January 1, 2009, the Corporation entered into a management agreement, as amended on October 1, 2009, (together, the “Management Agreement”) with Harry Miller, President and Chief Executive Officer of the Corporation, as disclosed above under “Executive Compensation – Summary Compensation Table”. The Management Agreement is effective for a period of three years from January 1, 2009. Pursuant to the Management Agreement, Mr. Miller received an annual remuneration of $120,000, payable quarterly, which amount was increased to $180,000, payable quarterly, effective October 1, 2009.

The Management Agreement defines Change of Control as the occurrence of any of:

(a)

the purchase or acquisition of any common shares or securities convertible into common shares (“Convertible Securities”) by a holder which results in the holder beneficially owning, or exercising control or direction over, common shares or Convertible Securities such that, assuming only the conversion of Convertible Securities beneficially owned or over which control or direction is exercised by the holders, the holders would beneficially own, or exercise control or direction over, common shares of the Corporation carrying the right to cast more than 50% of the votes attaching to all such common shares;

(b)

incumbent directors ceasing to constitute a majority of the Board of directors;

(c)

approval by the shareholders of the Corporation of:

(i)

an amalgamation, arrangement, merger or other consolidation or combination of the Corporation with another corporation pursuant to which the shareholders of the Corporation immediately thereafter do not own shares of the successor or continuing corporation which would entitle them to cast more than 50% of the votes attaching to all shares in the capital of the successor or continuing corporation which may be cast to elect directors of that corporation;

(ii)

the liquidation, dissolution or winding-up of the Corporation; or

(iii)

the sale, lease or other disposition of all or substantially all of the assets of the Corporation.

The following table shows the estimated compensation that would have been payable to Mr. Miller assuming termination and/or change of control events occurred on June 30, 2010.

Payment on Termination without Cause/Death	Payment upon termination after Change of Control
$ 630,000(1)	$630,000(1)
Note:
(1)

This amount is comprised of:

(a) the portion of the Officer's annual retainer, at the rate in effect at the time of the Notice of Termination (as defined in the Management Agreement), then accrued to the Termination Date (as defined in the Management Agreement) which has not been paid to Mr. Miller, plus an amount equal to the amount, if any, of any reimbursable expenses then accrued to the Termination Date which have not been paid;

(b) an amount equivalent to the quarterly instalments of the annual retainer for the balance of the unserved term of the Management Agreement; and

(c) an amount equal to two (2) years’ annual retainer.

This calculation assumes that there was no portion of Mr. Miller’s annual retainer or reimbursable expenses, accrued to him, as at June 30, 2010 that was not paid to him. This calculation does not take into consideration outstanding in-the-money options on June 30, 2010 having a value of $304,500 considering that these options have since expired without being exercised.

COMPENSATION DISCUSSION AND ANALYSIS

Compensation, Philosophy and Objectives

The Corporation does not have a formal compensation program. The Board of directors meets to discuss and determine management compensation, without reference to formal objectives, criteria or analysis. The general objectives of the Corporation’s compensation strategy are to (a) compensate management in a manner that encourages and rewards a high level of performance and outstanding results with a view to increasing long term shareholder value; (b) align management’s interests with the long term interest of shareholders; (c) provide a compensation package that is commensurate with other mining exploration companies to enable the Corporation to attract and retain talent; and (d) to ensure that the total compensation package is designed in a manner that takes into account the constraints that the Corporation is under by virtue of the fact that it is a junior mining exploration Corporation without a history of earnings.

The Board, as a whole, ensures that total compensation paid to all Named Executive Officers is fair and reasonable. The Board relies on the experience of its members as officers and directors with other junior mining exploration companies in assessing compensation levels.

Analysis of Elements

Certain of the Named Executive Officers have been paid management fees. Please refer to the “Summary Compensation Table” above.

The Corporation considers the granting of incentive stock options to be a significant component of executive compensation as it allows the Corporation to reward each Named Executive Officer’s efforts to increase value for shareholders without requiring the Corporation to use cash from its treasury. Stock options are generally awarded to directors, officers, consultants and employees at the commencement of employment and periodically thereafter. The terms and conditions of the Corporation’s stock option grants, including vesting provisions and exercise prices, are governed by the terms of the Stock Option Plan.

Long Term Compensation and Option Based Awards

The Corporation has no long term incentive plans other than the Stock Option Plan. The Corporation’s directors, officers, consultants and employees are entitled to participate in the Stock Option Plan. The Stock Option Plan is designed to encourage share ownership and entrepreneurship on the part of the senior management and other employees. The Board believes that the Stock Option Plan aligns the interests of the Named Executive Officer and the Board with shareholders by linking a component of executive compensation to the longer term performance of the Corporation’s common shares. Options are granted by the Board of directors. In monitoring or adjusting the option allotments, the Board takes into accounts its own observations on individual performance (where possible) and its assessment of individual contribution to shareholder value, previous option grants and the objectives set for the Name Executive Officers and the Board. The scale of options is generally commensurate to the appropriate level of base compensation for each level of responsibility.

In addition to determining the number of options to be granted pursuant to the methodology outlined above, the Board also makes the following determinations:

•

parties who are entitled to participate in the Stock Option Plan;

•

the exercise price for each stock option granted, subject to the provision that the exercise price cannot be lower than the prescribed discount permitted by the TSX Venture Exchange from the market price on the date of grant;

•

the date on which each option is granted;

•

the vesting period, if any, for each stock option;

•

the other material terms and conditions of each stock option grant; and

•

any re-pricing or amendment to a stock option grant.

The Board makes these determinations subject to and in accordance with the provisions of the Stock Option Plan. The Board of directors reviews and approves grants of options on an annual basis and periodically during a financial year.

Equity Compensation Plan Information(1)

Plan Category	Number of Common Shares to be Issued Upon Exercise of Outstanding Options (#)	Weighted Average Exercise Price of Outstanding Options ($)	Number of Common Shares Remaining Available for Future Issuance Under the Equity Compensation Plans (#)
Equity Compensation Plans of the Corporation approved by the shareholders	3,282,500	4.20	1,580,867
Equity Compensation Plans of the Corporation not approved by the shareholders	N/A	N/A	N/A
Total:	3,282,500	N/A	1,580,867

(1) As at June 30, 2010.

As at November 10, 2010, 4,582,000 Common Shares were issuable upon the exercise of outstanding options representing 13.87% of the issued and outstanding Common Shares. Such options were exercisable at exercise prices ranging from $2.30 to $5.80 per share and were due to expire up to September 13, 2012.

AUDIT COMMITTEE

The Corporation’s Audit Committee has various responsibilities as set forth in National Instrument 52-110 – Audit Committees (“NI 52-110”) made under securities legislation, among such responsibilities being a requirement that the Audit Committee establish a written charter that sets out its mandate and responsibilities. The Company has adopted an Audit Committee Charter, the text of which is attached to this Circular as Schedule “A”.

Composition of the Audit Committee

The following are the current members of the Audit Committee:

Ross Glanville	Independent (1)	Financially literate (1)
Philip Nolan	Not Independent (1)	Financially literate (1)
Peter Gundy	Independent (1)	Financially literate (1)

(1)

As defined by NI 52-110.

Relevant Education and Experience

The educational background or experience of the following Audit Committee members has enabled each to perform his responsibilities as an Audit Committee member and has provided the member with an understanding of the accounting principles used by the Company to prepare its financial statements, the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves as well as experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issued that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements, or experience actively supervising one or more individuals engaged in such activities and an understanding of internal controls and procedures for financial reporting:

Mr. Glanville has over thirty‐five years of resource‐related experience in many countries, and has been involved in the exploration, financing, development, and operation of a number of mines. Mr. Glanville was formerly President of Giant Bay Resources Ltd. and Vice President of Wright Engineers Ltd. (since acquired by Fluor Corp.), and has been a Director of a number of exploration, development, and mining companies. He is currently a Director of BAJA Mining Corp. and Starfield Resources Inc. (both TSX‐listed companies), as well as Archon Minerals Limited (a TSX‐V listed company). Mr. Glanville graduated from the University of British Columbia in 1970 with a Bachelor of Applied Science Degree (Mining Engineering) and became a member of the Association of Professional Engineers of British Columbia in 1972 (P.Eng.). In 1974, Mr. Glanville obtained a Master of Business Administration Degree (MBA), specializing in finance and securities analysis; and in 1980 he became a member of the Certified General Accountants of B.C. (CGA). Since 1985, Mr. Glanville has specialized in valuations, fairness opinions, and litigation support related to the mining and exploration industry.

Mr. Gundy was, until recently, Chairman of Neo Material Technologies Inc. a TSX listed mineral Technologies company. Mr. Gundy was the company’s founder as well as President and Chief Executive Officer from 1992 to 2006. He resigned as Chairman in 2008. From start-up in 1992, Neo Material Technologies became the largest global producer in its sector. Mr. Gundy graduated from the London School of Economics with a Masters of Science in Economics degree, from McGill University with a Bachelor of Civil Law degree, and from the University of Western Ontario with a Bachelor of Arts degree. Mr. Gundy was also awarded certification as a director by the Institute of Corporate Directors. He is currently is a director and co-owner of Veritprop Ltd. in Toronto.

Philip Nolan holds a B.A. in administrative and commercial studies and a law degree. As a tax lawyer, he is called upon to work with corporations and to analyze their financial statements. He is conversant with financial statements and financial matters.

Audit Committee Oversight

At no time since the commencement of the Corporation’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of directors.

Reliance on Certain Exemptions

At no time since the commencement of the Corporation’s most recently completed financial year has the Corporation relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-audit Services), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services.

External Auditor Service Fees (By Category)

The aggregate fees billed by the Corporation’s external auditors in each of the last two financial years for audit fees (not including G.S.T.) are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
June 30, 2010	$50,000(1)	$4,042	$16,695	$$2,887
June 30, 2009	$50,140	$2,560	$16,695	$5,250
(1)				Estimated Fees
(2)				Services rendered for a Flow through shares analysis.
(3)				Services rendered for the filing of the Corporation’s tax returns.
(4)				Services rendered in connection with Québec refund claim.

Exemption

The Corporation is relying on the exemption from full compliance with NI 52-110 granted for venture issuers under Part 6 of NI 52-110 since one of the Audit Committee’s member is not independent within the meaning of 52-110.

CORPORATE GOVERNANCE DISCLOSURE

The Board of directors believes that good corporate governance is essential and has therefore adopted a code of ethics for all employees, officers and directors of the Corporation. The Corporation intends to comply as much as possible with the guidelines adopted by the Canadian Securities Administrators and with the standards of other regulatory bodies. The statement of the Corporation’s corporate governance practices is set out in Schedule “B” to this Circular.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

The Corporation is not aware that any of its directors, officers, nominees for election as directors, other insiders of the Corporation or any persons associated with or otherwise related to any of the foregoing has had an interest in any material transaction carried out since the beginning of the Corporation’s most recently completed financial year or in any proposed transaction which has materially affected or is likely to materially affect the Corporation or any of its subsidiaries.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

None of the Corporation’s directors and executive officers or former directors and executive officers is indebted to the Corporation.

AMENDMENT TO THE STOCK OPTION PLAN

The Corporation’s Stock Option Plan was adopted in December 2008. The number of shares reserved under the plan was increased in 2009 to 4,863,637. The Board of directors has approved an amendment increasing by 1,742,371 the number of common shares reserved for issuance under the Plan. Accordingly, a total of 6,606,008 common shares representing 20% of the issued and outstanding common shares will be set aside for issuance following the exercise of options under the Plan. The 4,582,000 options currently outstanding will be continued. Accordingly, at the Meeting, the disinterested Shareholders will be asked to pass a resolution in the following form:

“Upon motion it was resolved that the modification to the Stock Option Plan to increase the number of common shares reserves for issuance under the Stock Option Plan to 6,606,008 common shares, be and is hereby authorized, confirmed and approved”.

Unless the Form of Proxy states otherwise, or if the right to vote is not exercised for the approval of the modification of the Stock Option Plan, the persons named in the enclosed Form of Proxy intend to vote at the Meeting for the modification of the Stock Option Plan to increase the number of common shares reserved under the plan to 6,606,008. The proposal requires the approval of a majority of the vote cast by the disinterested Shareholders at the Meeting.

It is understood that this resolution will have to be approved by a majority of votes by all shareholders during theMeeting, these votes will not include the following shareholders : i) insiders to which options can be granted within the Stock Option Plan ii) individuals that are related to these insiders. THE NUMBER OF COMMON SHARES EXCLUDED FROM THIS VOTE REPRESENTS 2,938,200 COMMON SHARES.

CONTINUANCE OF THE CORPORATION UNDER THE CANADA BUSINESS CORPORATIONS ACT

Required Shareholder Approval and Conditions

At the Meeting, the Shareholders will be asked to consider and, if deemed advisable, to pass a special resolution (the "Continuance Resolution") substantially in the form set out in Schedule “C” attached hereto, to continue the Corporation from the Business Corporations Act (British Columbia) ("BCBCA"), which currently governs its affairs, to the Canada Business Corporations Act ("CBCA") (the "Continuance").

If the Continuance is approved at the Meeting, subject to the discretion of the Board of directors to decide otherwise, the Corporation will seek approval of the Registrar of Companies (the "Registrar") under the BCBCA to apply to the Director under the CBCA for continuance of the Corporation, as required by Section 308 of the BCBCA. To approve the Continuance, the Registrar must be satisfied that the Corporation has filed with the Registrar all of the records that the Corporation is required to file with the Registrar under the BCBCA.

The Corporation intends to file articles of continuance pursuant to Section 187 of the CBCA (the "Articles of Continuance"), as set out in Appendix 1 to Schedule “C” attached hereto, to continue the Corporation under the provisions of the CBCA as soon as practicable after the Meeting. Subject to such filings and the approval of the Shareholders at the Meeting and the TSXV, the Continuance will be effective on the date of the certificate of continuance, which shall be issued by the Director under the CBCA upon receipt of Articles of Continuance pursuant to Subsection 187(4) of the CBCA. The BCBCA will cease to apply to the Corporation on the effective date of the Continuance.

Notwithstanding the approval of the Continuance by the Shareholders, the Board may, without further approval of the Shareholders, abandon the application for Continuance at any time prior to the issuance of a certificate of continuance by the Director under the CBCA.

The directors of the Corporation believe that the Continuance is in the Corporation's best interest and recommend that the Shareholders approve the Continuance. It is intended that all proxies received will be voted in favour of the Continuance Resolution, unless a proxy contains instructions to vote against the Continuance Resolution. To be effective, the Continuance Resolution must be passed by a majority of not less than two-thirds of the votes of Shareholders present in person or by proxy. If the Continuance Resolution is passed, the Corporation will seek the approval of the TSXV to the Continuance prior to completion, as required under the rules and policies of the TSXV.

Reasons for the Proposed Continuance

Management believes that the Continuance of the Corporation under the CBCA is appropriate given the multi- jurisdictional scope of the Corporation's business, and the fact that the Corporation's main properties are located in Québec and a majority of directors are resident outside of British Columbia.

Management is of the view that the CBCA is consistent with corporate legislation in most other Canadian jurisdictions and will provide Shareholders with substantially the same rights that are available to Shareholders under the BCBCA, including rights of dissent and appraisal, and rights to bring derivative actions and oppression actions.

CBCA versus BCBCA

The BCBCA and the CBCA are similar in many respects, although there are a number of notable differences in respect of corporate law matters. The following is a brief summary of certain differences which Management considers to be material. This summary is not intended to be exhaustive and Shareholders should consult their legal advisors regarding any implications of the Continuance which may be of particular importance to them.

Shareholder Proposals

Both the BCBCA and the CBCA provide for shareholder proposals. Under the BCBCA, a registered or beneficial owner of one or more shares of the Corporation for an uninterrupted period of at least two years before the proposal is a qualified shareholder to make a proposal. Under the CBCA, a registered or beneficial owner of shares entitled to be voted at a meeting may submit a proposal, although the registered or beneficial shareholder must either: (i) have owned for six months not less than 1% of the total number of voting shares or voting shares with a fair market value of at least $2,000, or (ii) have the support of persons who have owned for six months not less than 1% of the total number of voting shares or voting shares with a fair market value of at least $2,000.

Financial Assistance

The BCBCA requires disclosure of material financial assistance given by a company to shareholders or directors of the Corporation or its affiliates, or to any of their associates, subject to certain exceptions. The CBCA has no such requirement.

Rights of Dissent

Under both the BCBCA and the CBCA, shareholders have substantially the same rights of dissent if a company resolves to effect certain fundamental changes. However, under the CBCA, the company must, within ten days of the resolution to which the shareholder dissents being adopted, send notice to the dissenting shareholder. The dissenting shareholder, within 20 days of receiving notice from the company, must send the company notice of his demand for payment of the fair value of his shares and his relevant personal information. Within 30 days of this notice, the dissenting shareholder must send the company, or its transfer agent, his share certificates. No more than seven days after receiving notice from the dissenting shareholder, the company must make an offer to pay. The company or the dissenting shareholder may apply to the court to fix a fair value for the shares of the dissenting shareholder.

Under the BCBCA, a dissenting shareholder may send a company a written objection to a resolution affecting a fundamental change at least two days before the meeting. Once the resolution is adopted the dissenting shareholder may make application to the court to fix the fair value of his shares. If an application is made to the court, the company must send an offer to pay to each dissenting shareholder. The dissenting shareholder may accept the offer to pay from the company or wait for an order from the court fixing the fair value of the shares. The dissent rights under the BCBCA apply to the Continuance Resolution. See the heading under this section entitled "Dissent Rights" which describes in detail the dissent rights under the BCBCA.

Effects of Continuance

Continuance under the CBCA does not create a new legal entity and will not prejudice or affect the continuity of the Corporation. The Continuance will not result in any change in the business of the Corporation.

The persons who constitute the Board of directors will continue to be those persons elected by the Shareholders at the Meeting. The officers of the Corporation will continue to be those persons appointed by the Board.

Under the CBCA, upon Continuance, there is no change in: (i) the ownership of corporate property, (ii) liability for obligations, (iii) the existence of a cause of action, claim or liability to prosecution, (iv) enforcement against the Corporation of any civil, criminal or administrative proceedings pending, and (v) the enforceability of any conviction or judgment against or in favour of the Corporation. Furthermore, any Common Shares issued before the Continuance are deemed to have been issued in compliance with the CBCA and with the articles of continuance. The Continuance does not deprive a holder of Common Shares of any right or privilege, or relieve a holder of Common Shares of any liability in respect of an issued share.

Articles of Continuance

The Corporation was incorporated under the BCBCA and has Notice of Articles which set out the name, the authorized capital, the classes, any maximum number of shares that may be issued, the rights, privileges, restrictions and conditions attaching to shares, any restriction on the right to transfer shares, the maximum or minimum number of directors and any restrictions on the business of the Corporation. Upon the Continuance taking effect, the Articles of Continuance filed under the CBCA will replace the Notice of Articles filed under the BCBCA. The Articles of Continuance will be substantially in the form set out in Appendix 1, to Schedule “C” attached hereto.

The rights, privileges, restrictions and conditions that are presently applicable to the Common Shares are substantially the same as the rights, privileges, restrictions and conditions that will attach to such Common Shares after Continuance and are set out in the Articles of Continuance.

Under the CBCA, a meeting of shareholders may be held anywhere in Canada and at a place outside Canada if the place is specified in the articles of the corporation. The proposed Articles of Continuance indicate that meetings of the Shareholders of the Corporation may be held at any place in Canada or the United States.

The Corporation's current Notice of Articles provide for a minimum of 3 directors of the Corporation. The proposed Articles of Continuance maintain the same minimum and increase the maximum number of directors to 15.

By-Laws Number One and Two

The Corporation also proposes to adopt by-law no. 2010-1 and by-law no. 2010-2. The dispositions of these by-laws are similar to the dispositions of the current Articles of the Corporation under the BCBCA. The full text of these by-laws are set out in Appendix 1 of Schedule "C" hereto.

Dissent Rights

Under the provisions of Section 309 of the BCBCA, a Registered Shareholder of the Corporation is entitled to send a written Notice of Dissent to the Continuance Resolution. In addition to any other right a Shareholder may have, when the action authorized by the Continuance Resolution becomes effective, a Registered Shareholder who complies with the dissent procedure under Sections 237 to 247 of the BCBCA is entitled to be paid the fair value of his or her Common Shares in respect of which he or she dissents, determined as at the close of business on the day before the Continuance Resolution is adopted.

A summary of the dissent procedure provided by Sections 237 to 247 of the BCBCA, together with a copy of the full text of Sections 237 to 247 of the BCABCA, is set out at Appendix 2 to Schedule “C” of this Circular. Shareholders who may wish to dissent should read Appendix 2 carefully and in its entirety.

Non-Registered Shareholders who wish to dissent, should contact their broker or other Intermediary for assistance with exercising the Dissent Right.

A Shareholder waives its right to dissent if such Shareholder votes any of the Common Shares held by such Shareholder in favour of the Continuance Resolution. The execution or exercise of a proxy does not constitute a written objection for the purposes of Sections 237 to 247 of the BCBCA.

Failure to adhere strictly to the requirements of Sections 237 to 247 of the BCBCA may result in the loss or unavailability of rights under these sections.

APPROVAL OF THE SHAREHOLDER RIGHTS PLAN

The Shareholders are asked to consider and, if thought advisable, pass, as an ordinary resolution, the Shareholder Rights Plan Resolution, the full text of which is attached hereto as Schedule “D”. The Corporation will also record the number of Independent Shareholders (as defined in the Shareholder Rights Plan) voting on the Shareholder Rights Plan Resolution.

If the Shareholder Rights Plan Resolution is approved at the Meeting, the Shareholder Rights Plan will continue in effect. If the Shareholder Rights Plan Resolution is not approved, the Shareholder Rights Plan will terminate as of the date of the Meeting.

Purpose of the Shareholder Rights Plan

The purpose of the Shareholder Rights Plan is to provide the Board of directors and Shareholders with sufficient time to properly consider any take-over bid made for the Corporation and to allow enough time for competing bids and alternative proposals to emerge. The Shareholder Rights Plan also seeks to ensure that all Shareholders are treated fairly in any transaction involving a change of control of the Corporation and that all Shareholders have an equal opportunity to participate in the benefits of a take-over bid. The Shareholder Rights Plan encourages potential acquirers to negotiate the terms of any offer for Common Shares with the Board of directors or, alternatively, to make a Permitted Bid (as defined in the Shareholder Rights Plan) without the approval of the Board of directors. The Shareholder Rights Plan addresses several concerns that are widely believed to be inherent in the provisions of current legislation governing take-over bids in Canada. These concerns are described in greater detail below.

Time to consider bid

Under current securities legislation, the minimum period that a take-over bid must remain open for acceptance is 35 days. The Board of directors is of the view that 35 days constitutes an insufficient amount of time to permit the directors and Shareholders to assess an offer, and to allow the directors to negotiate with the offeror, solicit competing offers and otherwise try to maximize Shareholder value. The Shareholder Rights Plan gives the Board of directors and Shareholders more time to consider a take-over bid by requiring an offeror to make a “Permitted Bid” if it wishes to proceed without negotiating with the Board of directors and without triggering the Shareholder Rights Plan. In order to qualify as a Permitted Bid, the bid must meet certain minimum conditions. A Permitted Bid must be open for at least 60 days and must remain open for a further period of 10 business days after the offeror publicly announces that more than 50% of the outstanding Voting Shares (as defined in the Shareholder Rights Plan) held by Independent Shareholders (as defined below) have been deposited or tendered and not withdrawn. “Independent Shareholders” includes all holders of Voting Shares other than (i) a person (or a group of affiliated or associated persons) who has publicly announced that it has acquired beneficial ownership of 20% or more of the Common Shares (an “Acquiring Person”) (ii) any offeror making a take-over bid; (iii) any affiliate or associate of an Acquiring Person or offeror; (iv) persons acting “jointly or in concert” with an Acquiring Person; and (v) employee benefit, stock purchase or certain other plans or trusts for employees of the Corporation or its wholly-owned subsidiaries unless the beneficiaries of such plans or trusts direct the voting and tendering to a take-over bid of the Voting Shares.

Pressure to tender

A shareholder may feel compelled to tender to a take-over bid which the shareholder considers to be inadequate because, in failing to tender, the shareholder may be left with illiquid or minority discounted shares. This is particularly so in the case of a partial bid where the Acquiring Person or an offeror wishes to obtain a control position but does not wish to acquire all of the Common Shares. The Shareholder Rights Plan contains a shareholder approval mechanism in the Permitted Bid definition, which is that no Voting Shares may be taken up and paid for under the bid unless more than 50% of the outstanding Voting Shares held by Independent Shareholders have been deposited or tendered and not withdrawn. In addition, a Permitted Bid must remain open for acceptance for a further period of 10 business days following public announcement that more than 50% of the outstanding Voting Shares have been deposited. The Shareholder Rights Plan therefore effectively separates a Shareholder’s decision to accept a bid from the decision to tender, thereby lessening concern about undue pressure to tender to the bid.

Unequal treatment of shareholders

Under current securities legislation, an offeror may obtain control or effective control of a corporation without paying full value, without obtaining shareholder approval and without treating all shareholders equally. For example, an acquirer could acquire blocks of shares by private agreement from one or a small group of shareholders at a premium to market price, which premium is not shared by the other shareholders. In addition, a person could slowly accumulate shares through stock exchange acquisitions which may result, over time, in an acquisition of control or effective control without paying a control premium or fair sharing of any control premium among shareholders. Under the Shareholder Rights Plan, if it is to qualify as a Permitted Bid, any offer to acquire 20% or more of the Corporation’s Voting Shares must be made to all holders of Voting Shares.

How the Shareholder Rights Plan Works and Effect of the Shareholder Rights Plan

One right (a “Right”) has been issued in respect of each of the outstanding Common Shares to the Shareholders as of the close of business on November 10, 2010. One Right will also be issued in respect of each Common Share issued after November 10, 2010 and prior to the Separation Time (as defined below).

Notwithstanding the effectiveness of the Shareholder Rights Plan, the Rights are not exercisable until the Separation Time. Unless waived by the Board of directors in the circumstances permitted by the Shareholder Rights Plan, the Separation Time would generally be the close of business on the tenth trading day after the earliest to occur of:

(a)

a public announcement that a person or a group of affiliated or associated persons has acquired beneficial ownership of 20% or more of the outstanding Common Shares (becoming an Acquiring Person) other than as a result of, among other things (i) a reduction in the number of Common Shares outstanding, or (ii) a “Permitted Bid” or a “Competing Permitted Bid” (as defined under the Shareholder Rights Plan);

(b)

the date of commencement of, or the first public announcement of an intention of any person (other than the Corporation or any of its subsidiaries) to commence a take-over bid (other than a Permitted Bid or a Competing Permitted Bid) where the Common Shares that are subject to the bid together with the Common Shares beneficially owned by that person (including affiliates, associates and others acting jointly or in concert therewith) would constitute 20% or more of the outstanding Common Shares; and

(c)

the date upon which a Permitted Bid or a Competing Permitted Bid ceases to be such.

After the Separation Time, each Right entitles the holder thereof to purchase one Common Share at the Exercise Price (as defined under the Shareholder Rights Plan). The initial Exercise Price under each Right in order to acquire a Common Share is three times the Market Price at the Separation Time. “Market Price” is defined as the average of the daily closing prices per share of such securities on each of the 20 consecutive trading days through and including the trading day immediately preceding the Separation Time.

Following a transaction which results in a person becoming an Acquiring Person (a “Flip-in-Event”), the Rights entitle the holder thereof (other than a holder who is an Acquiring Person) to receive, upon exercise, such number of Common Shares which have an aggregate market value (as of the date of the Flip-In Event) equal to twice the then Exercise Price of the Rights. In such event, however, any Rights beneficially owned by an Acquiring Person (including affiliates, associates and others acting jointly or in concert therewith), or a transferee of any such person, will be void. A Flip-in-Event does not include acquisitions approved by the Board of directors (to the extent permitted by the Shareholder Rights Plan) or acquisitions pursuant to a Permitted Bid or Competing Permitted Bid.

In the event of an unsolicited take-over bid or a bid that is not a Permitted Bid under the Shareholder Rights Plan, the Board of directors believes that the effect of the Shareholder Rights Plan will be to enhance Shareholder value, ensure equal treatment of Shareholders in the context of an acquisition of control, and lessen the pressure on Shareholders to tender to a bid. Upon the occurrence of a Flip-in-Event, the conversion price of the Debentures will be adjusted in accordance with the provisions of the indenture governing the Debentures.

It is not the intention of the Board of directors to entrench themselves or avoid a bid for control that is fair and in the best interest of Shareholders. For example, Shareholders may tender to a bid which meets the Permitted Bid criteria without triggering the Shareholder Rights Plan, regardless of the acceptability of the bid to the Board of directors.

The Shareholder Rights Plan does not diminish or detract from the duty of the Board of directors to act honestly, in good faith and in the best interests of the Corporation and its Shareholders, or to consider on that basis any take-over bid that is made, nor does the Shareholder Rights Plan alter the proxy mechanism to change the Board of directors, create dilution on the initial issue of the rights, or change the way in which the Corporation’s Common Shares trade.

A summary of the principal terms and conditions of the Shareholder Rights Plan is contained in Schedule “E” attached to this Circular. The complete text of the Shareholder Rights Plan is available for viewing by the public at the System for Electronic Document Analysis and Retrieval (SEDAR) via the Internet at www.sedar.com or upon request. Shareholders wishing to receive a copy of the Shareholder Rights Plan should submit their request to the Corporation’s Chief Financial Officer at Suite 836, 470 Granville Street, Vancouver, British Columbia, V6C 1V5.

Form of Resolution and Vote Required

A copy of the full text of the Shareholder Rights Plan Resolution is attached to this Circular as Schedule “D”. In order to be effective, the Shareholder Rights Plan Resolution must be approved by not less than a majority of the votes cast by Shareholders present or represented by proxy at the Meeting. The Corporation will also record the number of Independent Shareholders voting on the Shareholder Rights Plan Resolution.

Directors’ Recommendation

The Board of directors believes that the Shareholder Rights Plan will result in fair treatment to Shareholders, is in the best interest of the Corporation, is consistent with current best Canadian corporate practices and addresses institutional investor guidelines. The Board of directors therefore recommends that all Shareholders vote FOR the Shareholder Rights Plan Resolution attached as Schedule “D” to this the Circular. The persons whose name appears in the attached form of proxy intend to vote FOR the Shareholder Rights Plan Resolution.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com. Financial information is provided in the Corporation’s financial statements and Management’s Discussion and Analysis for the year ended June 30, 2010 a copy of which may be obtained upon request from the Chief Financial Officer at Suite 836, 470 Granville Street, Vancouver, British Columbia, V6C 1V5. The Corporation may require the payment of a reasonable charge when the request is made by someone other than a Shareholder.

APPROVAL

The Board of directors of the Corporation has approved the contents of the Management Proxy Circular and its sending to the Shareholders.

Dated this 12th day of November 2010.

CLIFTON STAR RESOURCES INC.

Per:	(s) Harry Miller
Harry Miller President and Chief Executive Officer

SCHEDULE “A”

AUDIT COMMITTEE CHARTER

Mandate

The primary function of the Audit Committee is to assist the Board of directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company’s systems of internal controls regarding finance and accounting and the Company’s auditing, accounting and financial reporting processes. Consistent with this function, the Audit Committee will encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures and practices at all levels. The Audit Committee’s primary duties and responsibilities are to:

•

Serve as an independent and objective party to monitor the Company’s financial and internal control system and review the Company’s financial statements.

•

Review and appraise the performance of the Company’s external auditors.

•

Provide an open avenue of communication among the Company’s auditors, financial and senior management and the Board of directors.

Composition

The Audit Committee will be comprised of three directors as determined by the Board of directors, the majority of whom will be free from any relationship that, in the opinion of the Board of directors, would interfere with the exercise of his or her independent judgment as a member of the Audit Committee.

At least one member of the Audit Committee will have accounting or related financial management expertise. All members of the Audit Committee are financially literate. For the purposes of the Company’s Charter, the definition of “financially literate” is the ability to read and understand a set of financial statements, which present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company’s financial statements.

The members of the Audit Committee will be elected by the Board of directors at its first meeting following the annual shareholders’ meeting. Unless a Chair is elected by the full Board of directors, the members of the Audit Committee may designate a Chair by a majority vote of the full Audit Committee membership.

Meetings

The Audit Committee will meet at least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Audit Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Audit Committee will:

Documents/Reports Review

(a)

Review and update this Charter annually.

(b)

Review the Company’s financial statements, management discussion and analysis, and any annual and interim earning, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion or review rendered by the external auditors.

External Auditors

(a)

Review annually the performance of the external auditors who will be ultimately accountable to the Board of directors and the Audit Committee as representatives of the shareholders of the Company.

(b)

Obtain annually a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1.

(c)

Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

(d)

Take, or recommend that the full Board of directors take, appropriate action to oversee the independence of the external auditors.

(e)

Recommend to the Board of directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

(f)

At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company’s financial statements.

(g)

Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

(h)

Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

(i)

Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company’s external auditors. The pre-approval requirement is waived regarding the provision of non-audit services if:

(i)

the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of revenues paid by the Company to its external auditors during the financial year in which the non-audit services are provided;

(ii)

such services were not recognized by the Company at the time of the engagement to be non-audit services; and

(iii)

such services are promptly brought to the attention of the Audit Committee by the Company and approved prior to the completion of the audit by the Audit Committee or by one or more members of the Audit Committee who are members of the Board of directors to whom authority to grant such approvals has been delegated by the Audit Committee.

Provided the pre-approval of the non-audit services is presented to the  Committee’s first scheduled meeting following such approval such authority may be delegated by the Audit Committee to one or more independent members of the Audit Committee.

Financial Reporting Processes

(a)

In consultation with the external auditors, review with management the integrity of the Company’s financial reporting process, both internal and external.

(b)

Consider the external auditor’s judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting.

(c)

Consider and approve, if appropriate, changes to the Company’s auditing and accounting principles and practices as suggested by the external auditors and management.

(d)

Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

(e)

Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(f)

Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(g)

Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

Review certification process.

Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Other

Review any related party transactions.

SCHEDULE “B”

CORPORATE GOVERNANCE

The Board of directors has carefully reviewed the corporate governance guidelines of Policy Statement 58-201 to Corporate Governance Guidelines. National Instrument 58-101 respecting Disclosure of Corporate Governance Practices of the Canadian securities administrators requires the Corporation to annually disclose certain information regarding its corporate governance practices. Those practices are as follows.

Board of directors

The Board delegates to management the responsibility for the development of these strategies and holds itself responsible for the approval of the strategies finally adopted. In addition to those matters which must by law be approved by the Board, management is required to seek Board approval for significant Corporation acquisitions, divestitures and capital expenditures. Other matters of strategic importance to the Corporation or which impact significantly on the operations of the Corporation are brought to the Board’s attention for its input, consideration and approval.

The Board oversees the identification of the principal risks of the Corporation's business and the implementation by management of appropriate systems to manage such risks. The Board reviews from time to time organizational matters such as succession planning. Given current management’s tenure, their vast experience and low turnover, succession planning is not seen as critical at the present time by the Board.

The following directors are "independent" pursuant to National Instrument 58-101 respecting Disclosure of Corporate Governance Practices of the Canadian securities administrators in that they are free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with the best interests of the Corporation, other than interests and relationships arising from shareholding: Nick Segounis, Peter Gundy and Ross Glanville.

The following directors are not independent for the reasons listed after their names: Harry Miller (President and Chief Executive Officer of the Corporation), Fred Archibald (Vice-President of Operations of the Corporations) and Philip Nolan (Partner of a law firm providing legal advices to the Corporation).

The size of the Corporation is such that all the Corporation’s operations are conducted by a small management team which is also represented on the Board. The Board considers that management is effectively supervised by the independent directors on an informal basis as the independent directors are actively and regularly involved in reviewing and supervising the operations of the Corporation and have regular and full access to management. The independent directors are however able to meet at any time without any members of management including the non-independent directors being present. Further supervision is performed through the audit committee which is composed of a majority of independent directors who meet with the Corporation’s auditors without management being in attendance. The independent directors discharge their responsibilities for independent oversight of management by meeting, as it may be required, without any non-independent directors.

Directorships

The following directors of the Corporation are presently directors of other reporting issuers, as follows:

Director	Reporting Issuers
Nick Segounis	Kaplani Holdings Ltd. Vanity Capital Inc.
Philip Nolan	Imaflex Inc.
Peter Gundy	Amazon Mining Holding PLC
Ross Glanville	Starfield Resources Inc. Archon Minerals Limited BAJA Mining Corp.

Board Mandate

The Board has not adopted a Board mandate but has traditionally exercised its control and responsibilities by attending meetings and communicating individually and directly with management.

Position Descriptions

The Board has not adopted position descriptions for the Chair of the Board and for the chairs of each of its committees.

The responsibilities of the chairman of the respective committees are determined by the committees from time to time as deemed necessary.

The Board has not adopted position description for the Chief Executive Officer as the Chief Executive Officer has traditionally been allocated a role and responsibility as determined necessary from time to time.

Orientation and Continuing Education

The Board of directors of the Corporation takes the following steps to ensure that all new directors receive orientation regarding the role of the Board, its committees and its directors, and the nature and operation of the Corporation.

Reports and other documentation relating to the Corporation's business and affairs are made available and provided to new directors at their request.

Orientation and education of directors is an ongoing matter. As such, ongoing informal discussions between management and members of the Board as well as with auditors and technical consultants are encouraged and visits to the Corporation’s operations are organized.

Ethical Business Conduct

The Corporation is committed to promote the highest standard of ethic and integrity in the pursuance of all of its activities.

Furthermore, the directors, officers and employees of the Corporation are expected to act and to hold their office within the best interests of the Corporation. The Corporation expects that all directors shall act in compliance of all laws and regulations applicable to their office as director of the Corporation.

In the event any transactions or agreements occur in respect of which a director or executive officer has a material interest, the matter must be initially reviewed by the Audit Committee and is then submitted to the Board of directors. The Board may implement any measures that it finds necessary in order to ensure the exercise of independent judgment. In the event a director has a material interest in any transaction or agreement, such director will abstain from voting in that regard.

Nomination of Directors

The Board of directors of the Corporation does not feel it is necessary to increase the number of directors on the Board at this time.

The Chairman of the Board and President of the Corporation seeks qualified candidates to be considered for nomination as directors. Proposed nominations are subject to review and approval by the Board.

Any new appointees or nominees to the Board of directors must have a favourable track record in general business management, special expertise in areas of strategic interest to the Corporation, the ability to devote the time required and a willingness to serve as a director.

Compensation

On an annual basis, the Nominating and Corporate Governance Committee evaluate the adequacy of compensation of the directors and executive officers. After sufficient review and analysis, the Nominating and Corporate Governance Committee recommends the remuneration of the directors and executive officers to the Board for approval.

Other Board Committees

The Board has no standing committee other than the Audit Committee and the Nominating and the Corporate Governance Committee.

Assessments

The Board of directors of the Corporation has not established any formal procedures for assessing the performance of the Board or its committees and members. Generally, those responsibilities have been carried out on a informal basis by the Board and each committee. The Board also conducts informal surveys of its directors.

SCHEDULE “C”

Special Resolution - Continuance out of British Columbia

NOW THEREFORE BE IT RESOLVED as a Special Resolution, that:

1.

the continuance of Clifton Star Resources Inc. (the “Corporation”) out of British Columbia and into federal jurisdiction (the “Continuance”) under the Canada Business Corporations Act (the “CBCA”) is hereby authorized and approved;

2.

the Corporation is hereby authorized to make application to the Registrar of Companies for British Columbia, for authorization to permit the Continuance of the Corporation in accordance with section 308 of the Business Corporations Act (British Columbia) (the “BCBCA”);

3.

pursuant to section 308 of the BCBCA, the Board of directors of the Corporation be and is hereby authorized, directed and empowered to make application pursuant to section 187 of the CBCA to the Director under the CBCA for a certificate of continuance continuing the Corporation as a corporation to which the provisions of the CBCA apply;

4.

the notice of articles and articles of the Corporation be amended by substituting all of the provisions thereof with the provisions set out in the articles of continuance and by-laws presented at the special meeting of shareholders of the Corporation held on December 13, 2010, and that such articles of continuance and by-laws are approved and adopted;

5.

notwithstanding that this special resolution has been passed by the shareholders of the Corporation in the manner required by the provisions of the CBCA, the Board of directors of the Corporation be, and it is hereby, empowered to not to proceed with the continuance at any time prior to the issue of the Certificate of Continuance without further approval of the shareholders of the Corporation; and

any one officer or any director of the Corporation be, and each of them is hereby, authorized and empowered, acting for, in the name of and on behalf of the Corporation, to execute or to cause to be executed, under the seal of the Corporation or otherwise, and to deliver or to cause to be delivered, all such applications, declarations, documents and other instruments and to do all such other acts or things that may be necessary or advisable in connection with the continuance and shall approve, such approval to be conclusively evidenced by the execution thereof by the Corporation, and to do or to cause to be done all such other things as any one of them shall consider necessary or advisable in connection with the continuance or to give effect to the intent of the foregoing special resolution.

APPENDIX 1

CLIFTON STAR RESOURCES INC.

BY-LAW NO. 2010-1

GENERAL BY-LAWS

DEFINITIONS

1.	In this by-law and all other by-laws of the Corporation, unless the context otherwise specifies or requires:
a)

"Act" means the Canada Business Corporations Act, R.S.C., (1985), c. C-44, as from time to time amended, and every statute that may be substituted therefore and, in the case of such amendment or substitution, any reference in the by-laws of the Corporation shall be read as referring to the amended or substituted provisions therefore;

	b)	"articles" means the articles, as from time to time amended, of the Corporation;
	c)	"by-law" means any by-law of the Corporation, from time to time in force and effect;
	d)	"unanimous shareholders' agreement" means an agreement as described in subsection 146(2) of the Act;
e)

words importing the singular number only shall include the plural and vice versa; words importing the masculine gender shall include the feminine and neuter genders and vice-versa; words importing persons shall include bodies corporate, corporations, companies, partnerships, syndicates, trusts and any number or aggregate of individuals;

f)

the headings used in the by-laws are inserted for reference purposes only and are not to be considered or taken into account in construing the terms or provisions thereof or to be deemed in any way to clarify, modify or explain the effect of any such terms or provisions; and

	g)	all terms contained in the by-laws and which are defined in the Act shall have the meanings given to such terms in the Act.
REGISTERED OFFICE
2.

The Corporation may from time to time (i) by resolution of the Board of directors change the location of the address of the registered office of the Corporation within the province or territory specified in the articles and (ii) by articles of amendment change the province or territory in which its registered office is situated to another province or territory within Canada.

CORPORATE SEAL
3.	The Corporation may have one or more corporate seals which shall be such as the Board of directors may by resolution from time to time adopt and change.
DIRECTORS
4.	Number and Powers

Subject to Section 102 of the Act, the Board of directors shall be entitled from time to time, to fix by resolution the number of directors within the minimum and maximum numbers indicated in the articles of the Corporation. The directors shall determine the quorum for the meetings of the Board of directors, but until otherwise determined, simple majority of the directors in office constitutes a quorum, provided that, after the commencement of the meeting, one-third (1/3) of the number of directors shall constitute a quorum for the transaction of business at the meeting. If there is no quorum at a meeting, a majority of the directors present may adjourn the meeting to a fixed time and place, but no other business may be transacted.

5.	Vacancies

Subject to the provisions of the Act, and in particular section 111(1) of the Act, should a vacancy occur in the Board, the remaining directors, if constituting a quorum, may appoint a qualified person to fill the vacancy for the remainder of the term. In the absence of a quorum the remaining directors shall forthwith call a meeting of shareholders to fill the vacancy pursuant to section 111(2) of the Act. Where a vacancy or vacancies exist in the Board, the remaining directors may exercise all of the powers of the Board so long as a quorum remains in office.

6.	Term of Office

A director's term of office shall be from the meeting at which he is elected or appointed until the annual meeting next following or until his successor is elected or appointed, or until, if earlier, he dies or resigns, or is removed or disqualified pursuant to the provisions of the Act.

7.	Election
Directors shall be elected by the shareholders by ordinary resolution adopted at a general meeting by a show of hands unless a ballot is demanded and if demanded such election shall be by ballot.

A retiring director shall retain office until the adjournment or termination of the meeting at which his successor is elected unless such meeting was called for the purpose of removing him from office as a director, in which case the director so removed shall vacate office forthwith upon the passing of the resolution for his removal.

MEETINGS OF DIRECTORS
8.	Place of Meeting

Subject to the articles, meetings of directors may be held at any place within or outside Canada as the directors may from time to time determine or the person convening the meeting may give notice. A meeting of the Board of directors may be convened by the Chairman of the Board, if any, the President, if any, a Vice-President who is also a director, if any, or any two directors at any time. The Secretary, if any, shall upon direction of any of the foregoing convene a meeting of the Board of directors.

9.	Notice

Notice of the time and place for the holding of any such meeting shall be delivered, mailed, telegraphed, cabled, telexed, telecopied or communicated by any other means to each director at his latest address as shown on the records of the Corporation not less than two days, exclusive of the day on which the notice is delivered, mailed, telegraphed, cabled, telexed, telecopied or communicated by any other means, but inclusive of the day for which notice is given, before the date of the meeting; provided that meetings of the Board of directors may be held at any time without notice if all the directors have waived notice.

For the first meeting of the Board of directors to be held immediately following the election of directors at an annual or special meeting of the shareholders, no notice of such meeting need be given to the newly elected or appointed director or directors in order for the meeting to be duly constituted, provided a quorum of the directors is present.

A notice of a meeting of directors shall specify any matter referred to in subsection 114(5) of the Act that is to be dealt with at the meeting.
10.	Waiver of Notice

Notice of any meeting of the Board of directors or any irregularity in any meeting or in the notice thereof may be waived by any director in writing or by telegram, cable or telex addressed to the Corporation or in any other manner, and such waiver may be validly given either before or after the meeting to which such waiver relates. The attendance of a director at a meeting of directors is a waiver of notice of the meeting except where a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

11.	Telephone Participation

A director may, if all the current directors of the Corporation consent thereto, either before, during or after the meeting, participate in a meeting of directors by means of such telephone or other communications facilities as permit all persons participating in the meeting to hear each other, and a director participating in such a meeting by such means shall be deemed to be present at that meeting.

12.	Adjournment

Any meeting of the Board of directors may be adjourned, from time to time, by the chairman of the meeting, to a fixed time and place and no notice of the time and place for the continuance of the adjourned meeting need be given to any director. Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum is present thereat. The directors who formed a quorum at the original meeting are not required to form the quorum at the adjourned meeting. If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment.

13.	Quorum and Voting

Subject to the articles, a majority of the directors shall constitute a quorum for the transaction of business. Subject to subsection 117(1) of the Act, no business shall be transacted by the directors except at a meeting of directors at which a quorum of the Board is present. Questions arising at any meeting of the Board of directors shall be decided by a majority of votes cast at a meeting at which a quorum is present. In case of an equality of votes, the chairman of the meeting, in addition to his original vote shall not have a second or casting vote. Where the Corporation has only one director, that director may constitute the meeting.

14.	Resolution in Lieu of Meeting

A resolution in writing and signed on the same document or on several identical documents by all the directors entitled to vote on that resolution at a meeting of directors, is as valid as if it had been passed at a meeting of directors or committee of directors.

A copy of every such resolution shall be kept with the minutes of the proceedings of the directors or committee of directors.
REMUNERATION OF DIRECTORS
15.

The remuneration to be paid to the directors shall be such as the Board of directors shall from time to time determine and such remuneration shall be in addition to the salary paid to any officer of the Corporation who is also a member of the Board of directors. The directors may also by resolution award special remuneration to any Director undertaking any special services on the Corporation's behalf other than the routine work ordinarily required of a director by the Corporation. The confirmation of any such resolution or resolutions by the shareholders shall not be required. The directors shall also be entitled to be paid their travelling and other expenses properly incurred by them in connection with the affairs of the Corporation.

INDEMNITIES TO DIRECTORS AND OTHERS
16.

Except in respect of an action by or on behalf of the Corporation or Another Body Corporate, as hereinafter defined, the Corporation shall indemnify each director and officer of the Corporation and each former director and officer of the Corporation and each person who acts or acted at the Corporation's request as a director or officer of Another Body Corporate, and his heirs and legal representatives, against all costs, charges and expenses, including any amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the Corporation or Another Body Corporate, as the case may be, if

	a)	he acted honestly and in good faith with a view to the best interests of the Corporation; and
	b)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.
"Another Body Corporate" as used herein means a body corporate of which the Corporation is or was a shareholder or creditor.
OFFICERS
17.	Appointment of Officers

The Board of directors, annually or as often as may be required, may elect from among themselves a Chairman of the Board and may appoint a President and a Secretary and, if deemed advisable, may also appoint one or more Vice-Presidents, a Treasurer and one or more Assistant-Secretaries and/or one or more Assistant-Treasurers. None of such officers, except the Chairman of the Board, need be a director of the Corporation. Any two or more of such offices may be held by the same person. In case and whenever the same person holds the offices of Secretary and Treasurer he may, but need not, be known as the Secretary-Treasurer.

The Board of directors may from time to time designate such other offices and appoint such other officers, employees and agents as it shall deem necessary who shall have such authority and shall perform such functions and duties, as may from time to time be prescribed by resolution of the Board of directors.

18.	Remuneration and Removal of Officers

The remuneration of all officers, employees and agents elected or appointed by the Board of directors may be determined from time to time by resolution of the Board of directors. The fact that any officer, employee or agent is a director or shareholder of the Corporation shall not disqualify him from receiving such remuneration as may be so determined. The Board of directors may by resolution remove any officer, employee or agent at any time, with or without cause.

19.	Duties of Officers may be Delegated

In case of the absence or inability or refusal to act of any officer of the Corporation or for any other reason that the Board of directors may deem sufficient, the Board may delegate all or any of the powers of such officer to any other officer or to any director for the time being.

20.	Chairman of the Board

The Chairman of the Board, if any, shall, if present, preside at all meetings of the Board of directors and of shareholders and shall be ex-officio, a member of all committees. He shall sign such contracts, documents or instruments in writing as require his signature and shall have such other powers and duties as may from time to time be assigned to him by resolution of the Board of directors.

21.	President

In the absence of the Chairman of the Board, if any, the President, if any, shall, when present, preside at all meetings of the Board of directors and shareholders. He shall sign such contracts, documents or instruments in writing as require his signature and shall have such other powers and shall perform such other duties as may from time to time be assigned to him by resolution of the Board of directors or as are incident to his office.

22.	Vice-President

Any Vice-President shall be vested with all the powers and shall perform all the duties of the President in the absence or inability or refusal to act of the President. Any Vice-President shall sign such contracts, documents or instruments in writing as require his signature and shall also have such other powers and duties as may from time to time be assigned to him by resolution of the Board of directors.

23.	Secretary

The Secretary, if any, shall give or cause to be given notices for all meetings of the Board of directors, of committees thereof, if any, and of shareholders when directed to do so and shall have charge, subject to the provisions of paragraph 37 hereof, of the records referred to in section 20 of the Act, except the accounting records, and of the corporate seal or seals, if any. He shall sign such contracts, documents or instruments in writing as require his signature and shall have such other powers and duties as may from time to time be assigned to him by resolution of the Board of directors or as are incident to his office.

24.	Treasurer

Subject to the provisions of any resolution of the Board of directors, the Treasurer, if any, shall have the care and custody of all the funds and securities of the Corporation and shall deposit the same in the name of the Corporation in such bank or banks or with such other depositary or depositaries as the Board of directors may by resolution direct. He shall prepare, maintain and keep or cause to be kept adequate books of accounts and accounting records. He shall sign such contracts, documents or instruments in writing as require his signature and shall have such other powers and duties as may from time to time be assigned to him by resolution of the Board of directors or as are incident to his office. He may be required to give such bond for the faithful performance of his duties as the Board of directors in their uncontrolled discretion may require and no director shall be liable for failure to require any such bond or for the insufficiency of any such bond or for any loss by reason of the failure of the Corporation to receive any indemnity thereby provided.

25.	Assistant-Secretary and Assistant-Treasurer

Any Assistant-Secretary and any Assistant-Treasurer shall respectively perform all the duties of the Secretary and Treasurer, respectively, in the absence or inability to act of the Secretary or Treasurer as the case may be. The Assistant-Secretary or Assistant-Secretaries, if more than one, and the Assistant-Treasurer or Assistant-Treasurers, if more than one, shall sign such contracts, documents or instruments in writing as require his or their signatures respectively and shall have such other powers and duties as may from time to time be assigned to them by resolution of the Board of directors.

COMMITTEES
26.

The Board of directors may from time to time appoint from their number one or more committees consisting of one or more individuals and delegate to such committee or committees any of the powers of the directors except as provided in subsection 115(3) of the Act. Unless otherwise ordered by the Board, a committee of directors shall have power to fix its quorum, to elect its chairman and to regulate its proceedings.

SHAREHOLDERS’ MEETINGS
27.	Annual Meeting
Subject to compliance with section 133 of the Act, the annual meeting of the shareholders shall be convened on such day in each year and at such time as the directors may by resolution determine.
28.	Special Meetings

Other meetings of the shareholders may be convened by order of the Chairman of the Board, the President or a Vice-President who is a director or by the Board of directors, to be held at such time and place as may be specified in such order.

Special meetings of shareholders may also be called by written requisition to the directors signed by shareholders holding between them not less than five percent  (5%) of the outstanding shares of the capital stock of the Corporation entitled to vote thereat. Such requisition shall state the business to be transacted at the meeting and shall be sent to the registered office of the Corporation.

Except as otherwise provided in subsection 143(3) of the Act, it shall be the duty of the directors on receipt of such requisition, to cause the meeting to be called by the Secretary of the Corporation.

If the directors do not, within twenty-one days after receiving such requisition call a meeting, any shareholder who signed the requisition may call the meeting.
29.	Place of Meetings

Meetings of shareholders of the Corporation shall be held at the registered office of the Corporation or at such other place in Canada as may be specified in the notice convening such meeting. Notwithstanding the foregoing, a meeting of shareholders may be held outside Canada if all the shareholders entitled to vote at that meeting so agree, and a shareholder who attends a meeting of shareholders held outside Canada is deemed to have so agreed except when he attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully held.

30.	Notice

A printed, written or typewritten notice stating the day, hour and place of meeting and, subject to subsection 135(6) of the Act, the general nature of the business to be transacted shall be served upon each person who is entitled to vote at such meeting, each director of the Corporation and the auditor of the Corporation, either personally or by sending such notice by prepaid mail not less than twenty-one days or more than fifty days before the meeting. If such notice is served by mail it shall be directed to the latest address as shown in the records of the Corporation, of the intended recipient.

Notice of any meeting of shareholders or any irregularity in any such meeting or in the notice thereof may be waived by any shareholder, the duly appointed proxy of any shareholder, any directors or the auditor of the Corporation in writing, by telegram, cable or telex addressed to the Corporation or by any other manner, and any such waiver may be validly given either before or after the meeting to which such waiver relates.

31.	Voting

Voting at a meeting of shareholders shall be by show of hands except where a ballot is demanded by a shareholder entitled to vote at the meeting. A shareholder may demand a ballot either before or after any vote by show of hands.

32.	Omission of Notice

The accidental omission to give notice of any meeting to or the non-receipt of any notice by any person shall not invalidate any resolution passed or any proceeding taken at any meeting of shareholders.

33.	Record Date

The directors may by resolution fix a date and time as the record date for the determination of the shareholders entitled to receive notice of a meeting of the shareholders, but such record date shall not precede by more than fifty days or by less than twenty-one days the date on which the meeting is to be held.

If the directors fail to fix in advance a date and time as the record date in respect of all or any of the matters described above for any meeting of the shareholders of the Corporation, the following provisions shall apply, as the case may be:

a)

the record date for the determination of the shareholders entitled to receive notice of a meeting of shareholders shall be at the close of business on the day immediately preceding the day on which notice is given or sent;

	b)	the record date for the determination of the shareholders entitled to vote at a meeting of shareholders shall be the day on which the meeting is held; and
c)

the record date for the determination of the shareholders entitled to receive the financial statements of the Corporation shall be the close of business on the day on which the directors pass the resolution relating thereto.

34.	Votes

Every question submitted to any meeting of shareholders shall be decided in the first instance, unless a ballot is demanded, by a show of hands and in case of an equality of votes the chairman of the meeting shall, both on a show of hands and on a ballot, not have a second or casting vote in addition to the vote or votes to which he may be entitled as a shareholder.

At any meeting, unless a ballot is demanded, a declaration by the chairman of the meeting that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact without proof of the number or proportion of votes recorded in favour of or against the motion.

In the absence of the Chairman of the Board, the President and every Vice-President who is a director, the shareholders present entitled to vote shall choose another director as chairman of the meeting and if no director is present or if all the directors present decline to take the chair then the shareholders present shall choose one from among themselves to be chairman.

If at any meeting a ballot is demanded on the election of a chairman or on the question of adjournment or termination it shall be taken forthwith without adjournment. If a ballot is demanded on any other question or as to the election of directors it shall be taken in such manner and either at once or later at the meeting or after adjournment as the chairman of the meeting directs. The result of a ballot shall be deemed to be the resolution of the meeting at which the ballot was demanded. A demand for a ballot may be withdrawn.

Where a person holds shares as a personal representative, such person or his proxy is the person entitled to vote at all meetings of shareholders in respect of the shares so held by him.

Where a person mortgages or hypothecates his shares, such person or his proxy is the person entitled to vote at all meetings of shareholders in respect of such shares unless, in the instrument creating the mortgage or hypothec, he has expressly empowered the person holding the mortgage or hypothec to vote in respect of such shares, in which case, subject to the Corporation's articles, such holder or his proxy is the person entitled to vote in respect of the shares.

Where two or more persons hold the same share or shares jointly, any one of such persons present at a meeting of shareholders has the right, in the absence of the other or others, to vote in respect of such share or shares, but if more than one of such persons are present or represented by proxy and vote, they shall vote together as one on the share or shares jointly held by them.

35.	Proxies

A shareholder, including a shareholder that is a body corporate, entitled to vote at a meeting of shareholders may by means of a proxy appoint a proxyholder or one or more alternate proxyholders to attend and act at the meeting in the manner and to the extent authorized by the proxy and with the authority conferred by the proxy. A proxyholder need not be shareholder.

An instrument appointing a proxyholder shall be in writing and shall be executed by the shareholder or his attorney authorized in writing or, if the shareholder is a body corporate, either under its seal or by an officer or attorney thereof, duly authorized.

The Board of directors may from time to time pass regulations regarding the deposit of instruments appointing a proxyholder at some place or places other than the place at which a meeting or adjourned meeting of shareholders is to be held and for particulars of such instruments to be telegraphed, cabled, telexed or sent in writing before the meeting or adjourned meeting to the Corporation or any agent of the Corporation for the purpose of receiving such particulars and providing that instruments appointing a proxyholder so lodged may be voted upon as though the instruments themselves were produced at the meeting or adjourned meeting and votes given in accordance with such regulations shall be valid and shall be counted. The chairman of any meeting of shareholders may, subject to any regulations made as aforesaid, in his discretion accept telegraphic, telex, cable or written communication as to the authority of anyone claiming to vote on behalf of and to represent a shareholder notwithstanding that no instrument of proxy conferring such authority has been lodged with the Corporation, and any votes given in accordance with such telegraphic, telex, cable or written communication accepted by the chairman of the meeting shall be valid and shall be counted.

36.	Scrutineers

The Chairman at any meeting of the shareholders of the Corporation may appoint two persons, who may but need not be directors, officers, employees or shareholders of the Corporation, to act as scrutineers at such meeting.

37.	Adjournment

The chairman of the meeting may adjourn any meeting of shareholders from time to time to a fixed time and place. If a quorum of shareholders is not present at such a meeting, then the chairman of the meeting may only adjourn the meeting with the consent of the shareholders present at such a meeting. If a meeting of shareholders is adjourned less than thirty days, it is not necessary to give notice of the adjourned meeting other than by announcement at the earliest meeting that is adjourned. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of thirty days or more, notice of the adjourned meeting shall be given as for an original meeting but, unless the meeting is adjourned by one or more adjournments for an aggregate or more than ninety days, the requirements of subsection 149(1) of the Act relating to mandatory solicitation of proxies does not apply.

Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum is present thereat. The persons who formed a quorum at the original meeting are not required to form a quorum at the adjourned meeting. If there is no quorum present at the adjourned meeting, the chairman of the meeting may with the consent of the meeting adjourn such meeting to a fixed time and place, and for the purposes of such subsequent adjourned meetings, the persons present at such subsequent adjourned meeting shall, notwithstanding section 40 of these by-laws constitute a quorum for all purposes. Any business may be brought before or dealt with at any adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling same.

38.	Quorum

The presence of two (2) persons present in person or by proxy, holding or representing by proxy five per cent (5%) of the voting shares constitute a quorum of any meeting of shareholders, unless a different number of shareholders and/or a different number of shares are required to be represented by the Act or by the articles or by any other by-law. If a quorum is present at the opening of a meeting of the shareholders, the shareholders present may proceed with the business of the meeting, notwithstanding that a quorum is not present throughout the meeting. Where the Corporation has only one shareholder or only one holder of any class or series of shares, the shareholder present in person or by proxy constitutes a meeting.

39.	Resolution in Lieu of Meeting

Except where a written statement is submitted by a director under subsection 110(2) of the Act or by an auditor under subsection 168(5) of the Act, a resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders.

A copy of every such resolution shall be kept with the minutes of the meetings of shareholders.
40.	Forms for Share Certificates

The forms for share certificates shall, subject to compliance with section 49 of the Act, be in such form as the Board of directors may from time to time by resolution determine, and be signed by two officers or the sole officer of the Corporation as the case may be.

41.	Registrar and Transfer Agent

The Board of directors may from time to time by resolution appoint or remove one or more registrars and/or branch registrars, which may but need not be the same person, to keep the register of security holders and/or one or more transfer agents and/or branch transfer agents, which may but need not be the same person, to keep the register of transfers, and, subject to section 50 of the Act, may provide for the registration of issues and the registration of transfers of the securities of the Corporation in one or more places and such registrars and/or branch registrars and/or transfer agents and/or branch transfer agents shall keep all necessary books and registers of the Corporation for the registration of the issuance and the registration of transfers of the securities of the Corporation for which they are so appointed. All certificates issued after any such appointment representing securities issued by the Corporation shall be countersigned by or on behalf of one of the said registrars and/or branch registrars and/or transfer agents and/or branch transfer agents, as the case may be.

42.	Defaced, Destroyed, Stolen or Lost Certificates

If the defacement, destruction or apparent destruction, theft, or other wrongful taking or loss of a share certificate is reported by the owner to the Corporation or to a registrar, branch registrar, transfer agent or branch transfer agent of the Corporation (hereinafter, in this paragraph, called the "Corporation's transfer agent") and such owner gives to the Corporation or the Corporation's transfer agent a written statement verified by oath or statutory declaration as to the defacement, destruction or apparent destruction, theft, or other wrongful taking or loss and the circumstances concerning the same, a request for the issuance of a new certificate to replace the one so defaced, destroyed, wrongfully taken or lost and a bond of a surety company, or other security approved by the Board of directors, in such form as is approved by the Board of directors or by the Chairman of the Board, the President, a Vice-President, the Secretary or the Treasurer of the Corporation, indemnifying the Corporation, and the Corporation's transfer agent, if any, against all loss, damage or expense, which the Corporation and/or the Corporation's transfer agent may suffer or be liable for by reason of the issuance of a new certificate to such shareholder, a new certificate may be issued in replacement of the one defaced, destroyed or apparently destroyed, stolen or otherwise wrongfully taken or lost, if such issuance is ordered and authorized by any one of the Chairman of the Board, the President, a Vice-President, the Secretary or the Treasurer of the Corporation or by resolution of the Board of directors.

DIVIDENDS
43.

Subject to the relevant provisions of the Act, the Board of directors may from time to time by resolution declare and the Corporation may pay dividends on its issued shares, subject to the relevant provisions, if any, of the articles.

Subject to the Act, transfers of shares shall not, insofar as the Corporation is concerned, convey to the transferee the right to any dividends which may become payable on such shares before the registration of the transfer of such shares. In case two or more persons are registered as the joint holders of any share, any one of such persons may give effective receipts for all dividends in respect of such share.

The Board of directors may, before declaring any dividends or making any distribution to the shareholders or any class of shareholders, set aside out of its funds derived from the operation of the Corporation such sums as the Board of directors may think proper as a reserve or reserves which, subject to any relevant provisions of the Act and the relevant provisions of the articles, if any, shall, at the discretion of the Board of directors, be applicable for any purpose to which the funds derived from the operations of the Corporation may be applied.

NOTICES
44.	Shares Registered in more Than one Name

All notices or other documents required to be sent to a shareholder by the Act, the regulations under the Act, the articles or the by-laws of the Corporation shall, with respect to any shares in the capital of the Corporation registered in more than one name, be given to whichever of such persons is named first in the records of the Corporation and any notice or other document so given shall be sufficient notice or delivery of such document to all the holders of such shares.

45.	Persons Becoming Entitled by Operation of Law

Every person who by operation of law, transfer or by any other means whatsoever shall become entitled to any shares in the capital of the Corporation shall be bound by every notice or other document in respect of such shares which prior to his name and address being entered on the records of the Corporation shall have been duly given to the person or persons from whom he derives his title to such shares.

46.	Deceased Shareholder

Any notice or other document delivered or sent by post or left at the address of any shareholder as the same appears in the records of the Corporation shall, notwithstanding that such shareholder be then deceased and whether or not the Corporation has notice of his decease, be deemed to have been duly served in respect of the shares held by such shareholder, whether held solely or with other persons, until some other person be entered in his stead in the records of the Corporation as the holder or one of the holders thereof and such service shall for all purposes be deemed a sufficient service of such notice or other document on his heirs, executors or administrators and all persons, if any, interested with him in such shares.

47.	Signatures to Notices
The signature of any director or officer of the Corporation to any notice may be written, stamped, typewritten or printed or partly written, stamped, typewritten or printed.
48.	Computation of Time

Where a given number of days' notice or notice extending over any period is required to be given under any provisions of the articles or by-laws of the Corporation, the day of service or posting of the notice shall, unless it is otherwise provided, be counted in such number of days or other period and such notice shall be deemed to have been given or sent on the day of service or posting.

49.	Proof of Service

A certificate of any officer of the Corporation in office at the time of the making of the certificate or of a transfer officer of any transfer agent or branch transfer agent of shares of any class of the Corporation as to facts in relation to the mailing or delivery or service of any notice or other documents to any shareholder, director, officer or auditor or publication of any notice or other document shall be conclusive evidence thereof and shall be binding on every shareholder, director, officer or auditor of the Corporation, as the case may be.

CHEQUES, DRAFTS, NOTES, ETC.
50.

All cheques, drafts or orders for the payment of money and all notes, acceptances and bills of exchange shall be signed by such officer or officers or other person or persons, whether or not officers of the Corporation, and in such manner as the Board of directors may from time to time designate by resolution.

CUSTODY OF SECURITIES
51.

All securities, including warrants, owned by the Corporation shall be lodged, in the name of the Corporation, with a chartered bank or a trust company or in a safety deposit box or, if so authorized by resolution of the Board of directors, with such other depositaries or in such other manner as may be determined from time to time by the Board of directors.

All securities, including warrants, belonging to the Corporation may be issued and held in the name of a nominee or nominees of the Corporation, and if issued or held in the names of more than one nominee shall be held in the names of the nominees jointly with right of survivorship, and shall be endorsed in blank with endorsement guaranteed in order to enable transfer thereof to be completed and registration thereof to be effected.

EXECUTION OF CONTRACTS, ETC.
52.

Contracts, documents or instruments in writing requiring the signature of the Corporation may be signed by one person, which holds the office of Chairman of the Board, President, Managing Director, Vice-President, Director, Secretary, Treasurer, Assistant-Secretary or Assistant-Treasurer or any other office created by by-law or by resolution of the Board. All contracts documents or instruments in writing signed shall be binding upon the Corporation without any further authorization or formality. The Board of directors is authorized from time to time by resolution to appoint one or several persons on behalf of the Corporation either to sign contracts, documents or instruments in writing.

The corporate seal, if any, may, when required, be affixed to contracts, documents or instruments in writing signed as aforesaid or by an officer or officers, person or persons appointed as aforesaid by resolution of the Board of directors.

The term "contracts, documents or instruments in writing" as used in this by-law shall include deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property, real or personal, immoveable or moveable, agreements, releases, receipts and discharges for the payment of money or other obligations, conveyances, transfers and assignments of shares, warrants, bonds, debentures or other securities and all paper writings.

In particular, without limiting the generality of the foregoing, one person which holds the office of Chairman of the Board, President, Managing Director, Vice-President, Director, Secretary, Treasurer, Assistant-Secretary or Assistant-Treasurer or any other office created by by-law or by resolution of the Board are hereby authorized to sell, assign, transfer, exchange, convert or convey all shares, bonds, debentures, rights, warrants or other securities owned by or registered in the name of the Corporation and to sign and execute, under the seal of the Corporation or otherwise, all assignments, transfers, conveyances, powers of attorney and other instruments that may be necessary for the purpose of selling, assigning, transferring, exchanging, converting or conveying or enforcing or exercising any voting rights in respect of any such shares, bonds, debentures, rights, warrants or other securities.

The signature or signatures of any officer or director of the Corporation or of any other officer or officers, person or persons appointed as aforesaid by resolution of the Board of directors may, if specifically authorized by resolution of the directors, be printed, engraved, lithographed or otherwise mechanically reproduced upon all contracts, documents or instruments in writing or, subject to subsections 49(4) and 49(5) of the Act, bonds, debentures or other securities of the Corporation executed or issued by or on behalf of the Corporation and all contracts, documents or instruments in writing or bonds, debentures or other securities of the Corporation on which the signatures of any of the foregoing officers, directors or persons shall be so reproduced, by authorization by resolution of the Board of directors, shall, subject to subsections 49(4) and 49(5) of the Act, be deemed to have been duly signed by such officers, shall be as valid to all intents and purposes as if they had been signed manually and notwithstanding that the officers, directors or persons whose signature or signatures are reproduced may have ceased to hold office at the date of the delivery of such contracts, documents or instruments in writing or bonds, debentures or other securities of the Corporation

DECLARATIONS
53.

The Chairman of the Board, if elected, the President, the Vice-Presidents, Secretary and/or Treasurer, the Assistant-Secretaries and/or Assistant-Treasurers, Comptroller, or any one of them, is authorized and empowered to appear and make answer for the Corporation to all writs, orders and interrogatories upon articulated facts issued out of any court and to declare for and on behalf of the Corporation any answer to writs of attachment by way of garnishment in which the Corporation is garnishee, and to make all affidavits and sworn declarations in connection therewith or in connection with any or all judicial proceedings to which the Corporation is a party and to make demands of abandonment or petitions for winding up or bankruptcy orders upon any debtor of the Corporation and to attend and vote at all meetings of creditors of any of the Corporation's debtors and grant proxies in connection therewith.

REPRESENTATION AT MEETINGS
54.

The Chairman of the Board, if elected, the President, the Vice-Presidents, Secretary and/or Treasurer, the Assistant-Secretaries and/or Assistant-Treasurers, Comptroller or any one of them or any other officer or person thereunto authorized by the directors shall represent the Corporation and attend and vote at any and all meetings of shareholders or members of any firm, syndicate, company or corporation in which this Corporation has shares or is otherwise interested and any action taken and/or vote cast by them or him at any such meetings shall be deemed to be the act and/or vote of the Corporation.

The Chairman of the Board, if elected, the President, any Vice-Presidents, Secretary and/or Treasurer, the Assistant-Secretaries and/or Assistant-Treasurers, Comptroller or any two of them shall moreover be empowered to authorize any person, whether an officer of the Corporation or not, to attend, vote and otherwise act at any and all meetings of shareholders or members of any firm, syndicate, company or Corporation in which this Corporation has shares or is otherwise interested, and for such purpose shall be empowered to execute and deliver from time to time for and on behalf and in the name of the Corporation, an instrument or instruments of proxy in such form and terms as such officers so executing and delivering the same may see fit, including therein but without in any way limiting or restricting the generality of the foregoing, provision for the appointment of a substitute proxy and the revocation of all instruments of proxy given by the Corporation prior thereto with respect to any such meeting.

FISCAL YEAR
55.	The fiscal period of the Corporation shall end on such day as the Board of directors may from time to time by resolution determine.

Adopted by the directors on November 12, 2010

(s) Harry Miller

(s) George Kanolis

Harry Miller, President	George Kanolis, Secretary

Approved, ratified and confirmed by the shareholders on December 13, 2010.

Harry Miller, President	George Kanolis, Secretary

CLIFTON STAR RESOURCES INC.

BY-LAW NO. 2

GENERAL BORROWING BY-LAW

1.	Without restricting the application of the Canada Business Corporations Act, the directors may, when they deem it expedient and without the authorization of the shareholders:
	1.2	borrow money upon the credit of the corporation;
	1.3	issue debentures or other securities of the corporation, and pledge or sell the same for such sums and at such prices as may be deemed expedient; and
	1.4	hypothecate or mortgage the immoveable and moveable, or otherwise affect or charge the moveable property of the corporation, present or future, corporeal or incorporeal.

Any limitations and restrictions contained herein shall not apply to the borrowing of money by the corporation on bills of exchange or promissory notes, made, drawn, accepted or endorsed by or on behalf of the corporation.

Adopted by the directors November 12, 2010.

(s) Harry Miller

(s) George Kanolis

Harry Miller, President	George Kanolis, Secretary

Approved, ratified and confirmed by the shareholders on December 13, 2010.

Harry Miller, President	George Kanolis, Secretary

APPENDIX 2

Dissenting Shareholders’ Right

A dissenting Shareholder who wishes to exercise his or her dissent right must give written notice of dissent to the Corporation by depositing such notice of dissent with the Corporation, or by mailing it to the Company by registered mail at its head office at 836, 470 Granville Street Vancouver, British Columbia V6C 1V5, marked to the attention of the Chief Financial Officer not later than two days before the Meeting. A Shareholder who wishes to dissent must prepare a separate notice of dissent for (i) the Shareholder, if the shareholder is dissenting on its own behalf and (ii) each person who beneficially owns shares in the shareholder's name and on whose behalf the shareholder is dissenting. To be valid, a notice of dissent must:

(a)

identify in each notice of dissent the person on whose behalf dissent is being exercised;

(b)

set out the number of common shares in respect of which the Shareholder is exercising the dissent right (the "notice shares"), which number cannot be less than all of the common shares held by the beneficial holder on whose behalf the dissent right is being exercised;

(c)

if the notice shares constitute all of the shares of which the dissenting Shareholder is both the registered owner and beneficial owner and the dissenting Shareholder owns no other common shares as beneficial owner, a statement to that effect;

(d)

if the notice shares constitute all of the shares of which the dissenting Shareholder is both the registered and beneficial owner but the dissenting Shareholder owns other common shares as beneficial owner, a statement to that effect, and

(i)

the names of the registered owners of those other shares,

(ii)

the number of those other shares that are held by each of those registered owners, and

(iii)

a statement that notices of dissent are being or have been sent in respect of all those other shares;

(e)

if dissent is being exercised by the dissenting Shareholder on behalf of a beneficial owner who is not the dissenting Shareholder, a statement to that effect, and

(i)

the name and address of the beneficial owner, and

(ii)

a statement that the dissenting Shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the dissenting Shareholder's name.

The giving of a notice of dissent does not deprive a dissenting Shareholder of his or her right to vote at the Meeting on the Continuance Resolution. A vote against the Continuance Resolution or the execution or exercise of a proxy does not constitute a notice of dissent. A Shareholder is not entitled to exercise a dissent right with respect to any common shares if the Shareholder votes (or instructs or is deemed, by submission of any incomplete proxy, to have instructed his or her proxyholder to vote) in favour of the Continuance Resolution. A dissenting Shareholder, however, may vote as a proxy for a Shareholder whose proxy required an affirmative vote, without affecting his or her right to exercise the dissent right.

Dissent Proceedings

Definitions and application

237 (1) In this Division:

"dissenter" means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;

"notice shares" means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent;

"payout value" means, (a) in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution, (b) in the case of a dissent in respect of an arrangement approved by a court order made under section 291 (2) (c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement, or (c) in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order, excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable. (2) This Division applies to any right of dissent exercisable by a shareholder except to the extent that:

(a)

the court orders otherwise, or

(b)

in the case of a right of dissent authorized by a resolution referred to in section 238 (1) (g), the court orders otherwise or the resolution provides otherwise.

Right to dissent

238 (1) A shareholder of a company, whether or not the shareholder's shares carry the right to vote, is entitled to dissent as follows:

(a) under section 260, in respect of a resolution to alter the articles to alter restrictions on the powers of the company or on the business it is permitted to carry on;

(b) under section 272, in respect of a resolution to adopt an amalgamation agreement;

(c) under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;

(d) in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e) under section 301 (5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company's undertaking;

(f) under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(g) in respect of any other resolution, if dissent is authorized by the resolution;

(h) in respect of any court order that permits dissent.

(2) A shareholder wishing to dissent must (a) prepare a separate notice of dissent under section 242 for (i) the shareholder, if the shareholder is dissenting on the shareholder's own behalf, and (ii) each other person who beneficially owns shares registered in the shareholder's name and on whose behalf the shareholder is dissenting, (b) identify in each notice of dissent, in accordance with section 242 (4), the person on whose behalf dissent is being exercised in that notice of dissent, and (c) dissent with respect to all of the shares, registered in the shareholder's name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.

(3) Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must (a) dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and (b) cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

Waiver of right to dissent

239 (1) A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.

(2) A shareholder wishing to waive a right of dissent with respect to a particular corporate action must (a) provide to the company a separate waiver for (i) the shareholder, if the shareholder is providing a waiver on the shareholder's own behalf, and (ii) each other person who beneficially owns shares registered in the shareholder's name and on whose behalf the shareholder is providing a waiver, and (b) identify in each waiver the person on whose behalf the waiver is made.

(3) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder's own behalf, the shareholder's right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to (a) the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and (b) any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.

(4) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.

Notice of resolution

240 (1) If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote, (a) a copy of the proposed resolution, and (b) a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.

(2) If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote, (a) a copy of the proposed resolution, and (b) a statement advising of the right to send a notice of dissent.

(3) If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors' resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not, on behalf of every person who beneficially owns shares registered in the name of the shareholder, consented to the resolution or voted in favour of the resolution, whether or not their shares carry the right to vote, (a) a copy of the resolution, (b) a statement advising of the right to send a notice of dissent, and (c) if the resolution has passed, notification of that fact and the date on which it was passed.

(4) Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote.

Notice of court orders

241 If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent (a) a copy of the entered order, and (b) a statement advising of the right to send a notice of dissent.

Notice of dissent

242 (1) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (a), (b), (c), (d), (e) or (f) must, (a) if the company has complied with section 240 (1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be, (b) if the company has complied with section 240 (3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or (c) if the company has not complied with section 240 (1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of (i) the date on which the shareholder learns that the resolution was passed, and (ii) the date on which the shareholder learns that the shareholder is entitled to dissent.

(2) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (g) must send written notice of dissent to the company (a) on or before the date specified by the resolution or in the statement referred to in section 240 (2) (b) or (3) (b) as the last date by which notice of dissent must be sent, or (b) if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.

(3) A shareholder intending to dissent under section 238 (1) (h) in respect of a court order that permits dissent must send written notice of dissent to the company (a) within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241, or (b) if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241.

(4) A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:

(a) if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect;

(b) if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and (i) the names of the registered owners of those other shares, (ii) the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and (iii) a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;

(c) if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a statement to that effect and (i) the name and address of the beneficial owner, and (ii) a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder's name.

(5) The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.

Notice of intention to proceed

243 (1) A company that receives a notice of dissent under section 242 from a dissenter must,

(a) if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of (i) the date on which the company forms the intention to proceed, and (ii) the date on which the notice of dissent was received, or (b) if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.

(2) A notice sent under subsection (1) (a) or (b) of this section must (a) be dated not earlier than the date on which the notice is sent, (b) state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order, and (c) advise the dissenter of the manner in which dissent is to be completed under section 244.

Completion of dissent

244 (1) A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice, (a) a written statement that the dissenter requires the company to purchase all of the notice shares, (b) the certificates, if any, representing the notice shares, and (c) if section 242 (4) (c) applies, a written statement that complies with subsection (2) of this section.

(2) The written statement referred to in subsection (1) (c) must (a) be signed by the beneficial owner on whose behalf dissent is being exercised, and (b) set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out (i) the names of the registered owners of those other shares, (ii) the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and (iii) that dissent is being exercised in respect of all of those other shares.

(3) After the dissenter has complied with subsection (1), (a) the dissenter is deemed to have sold to the company the notice shares, and (b) the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.

(4) Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.

(5) Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.

(6) A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.

Payment for notice shares

245 (1) A company and a dissenter who has complied with section 244 (1) may agree on the amount of the payout value of the notice shares and, in that event, the company must (a) promptly pay that amount to the dissenter, or (b) if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(2) A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may (a) determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court, (b) join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244 (1), and (c) make consequential orders and give directions it considers appropriate.

(3) Promptly after a determination of the payout value for notice shares has been made under subsection (2) (a) of this section, the company must (a) pay to each dissenter who has complied with section 244 (1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter's notice shares, or (b) if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(4) If a dissenter receives a notice under subsection (1) (b) or (3) (b), (a) the dissenter may, within 30 days after receipt, withdraw the dissenter's notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or (b) if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.

(5) A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that (a) the company is insolvent, or (b) the payment would render the company insolvent.

Loss of right to dissent

246 The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:

(a) the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;

(b) the resolution in respect of which the notice of dissent was sent does not pass;

(c) the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;

(d) the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;

(e) the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;

(f) a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;

(g) with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;

(h) the notice of dissent is withdrawn with the written consent of the company;

(i) the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.

Shareholders entitled to return of shares and rights

247 If, under section 244 (4) or (5), 245 (4) (a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares, (a) the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244 (1) (b) or, if those share certificates are unavailable, replacements for those share certificates, (b) the dissenter regains any ability lost under section 244 (6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, and (c) the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division.

SCHEDULE “D”

RESOLUTIONS OF THE SHAREHOLDERS OF CLIFTON STAR RESOURCES INC.

(the “Corporation”)

BE IT RESOLVED THAT:

(a)

the shareholder rights plan agreement effective as of November 10, 2010 between the Corporation and Computershare Trust Company of Canada, as rights agent, is hereby sanctioned, ratified and confirmed; and

(b)

any one director or any one officer of the Corporation is hereby authorized and directed to execute, whether under the corporate seal of the Corporation or otherwise, and to deliver all such other confirmations, instruments, agreements, certificates and other documents and to do all such other acts and things as in his or her opinion may be necessary or desirable in connection with the foregoing.

SCHEDULE “E”

SUMMARY OF SHAREHOLDER RIGHTS PLAN

Clifton Star Resources Inc. (the “Corporation”) adopted and entered into a shareholder rights plan agreement (the “Shareholder Rights Plan”) with Computershare Trust Company of Canada summarized herein on November 10, 2010. The purpose of the Shareholder Rights Plan is to provide the Board of directors of the Corporation (the “Board of directors”) and holders (the “Shareholders”) of the common shares (the “Common Shares”) of the Corporation with sufficient time to properly consider any take-over bid made for the Corporation and to allow enough time for competing bids and alternative proposals to emerge. The Shareholder Rights Plan also seeks to ensure that all Shareholders are treated fairly in any transaction involving a change of control of the Corporation and that all Shareholders have an equal opportunity to participate in the benefits of a take-over bid. The Shareholder Rights Plan encourages potential acquirers to negotiate the terms of any offer for Common Shares with the Board of directors or, alternatively, to make a Permitted Bid (as defined in the Shareholder Rights Plan) without the approval of the Board of directors.

The summary of the Shareholder Rights Plan set out herein only includes the material terms and conditions of the Shareholder Rights Plan. The summary is qualified by and is subject to the full terms and conditions of the Shareholder Rights Plan. The full text of the Shareholder Rights Plan is contained in an agreement (the “Agreement”) dated as of November 10, 2010 between the Corporation and Computershare Trust Company of Canada, as rights agent. The Agreement is subject to confirmation by Shareholders at a meeting of Shareholders to be held not later than December 13, 2010.

Issuance of Rights

The Shareholder Rights Plan provides that one right (a “Right”) would be issued in respect of each of the outstanding Common Shares to Shareholders as of the effective date of the Agreement, as well as in respect of each Common Share issued after the effective date of the Agreement and prior to the Separation Time (as defined below).

Trading of Rights

Notwithstanding the effectiveness of the Shareholder Rights Plan, the Rights are not exercisable until the Separation Time and certificates representing the Rights have not been sent to the Shareholders. Certificates for the Common Shares issued after the effective date of the Shareholder Rights Plan contain a notation incorporating the Shareholder Rights Plan by reference. Until the Separation Time, or earlier termination or expiry of the Rights, the Rights are evidenced by and transferred with the associated Common Shares and the surrender for transfer of any certificate representing Common Shares will also constitute the surrender for transfer of the Rights associated with those Common Shares. After the Separation Time, the Rights will become exercisable and begin to trade separately from the associated Common Shares. The initial “Exercise Price” under each Right in order to acquire a Common Share is three times the Market Price at the Separation Time. Market Price is defined as the average of the daily closing prices per share of such securities on each of the 20 consecutive trading days through and including the trading day immediately preceding the Separation Time.

Separation of Rights

The Rights will become exercisable and begin to trade separately from the associated Common Shares at the “Separation Time” which is generally the close of business on the tenth trading day after the earliest to occur of:

(a)

a public announcement that a person or a group of affiliated or associated persons has acquired beneficial ownership of 20% or more of the outstanding Common Shares (becoming an “Acquiring Person”) other than as a result of (i) a reduction in the number of Common Shares outstanding, (ii) a “Permitted Bid” or “Competing Permitted Bid” (as defined below), (iii) acquisitions of Common Shares in respect of which the Board of directors has waived the application of the Agreement, (iv) other specified exempt acquisitions in which the Shareholders participate on a pro rata basis, or (v) an acquisition by a person of Voting Shares (as defined below) upon the exercise, conversion or exchange of a security convertible, exercisable or exchangeable into a Voting Share received by a person pursuant to (ii), (iii) or (iv);

(b)

the date of commencement of, or the first public announcement of an intention of any person (other than the Corporation or any of its subsidiaries) to commence, a take-over bid (other than a Permitted Bid or a Competing Permitted Bid) where the Common Shares subject to the bid owned by that person (including affiliates, associates and others acting jointly or in concert therewith) would constitute 20% or more of the outstanding Common Shares; and

(c)

the date upon which a Permitted Bid or Competing Permitted Bid ceases to be such.

As soon as practicable following the Separation Time, separate certificates evidencing rights (“Rights Certificates”) will be mailed to the holders of record of the Common Shares as of the Separation Time and the Rights Certificates alone will evidence the Rights.

When Rights Become Exercisable

After the Separation Time, each Right entitles the holder thereof to purchase one Common Share at the Exercise Price. Following a transaction which results in a person becoming an Acquiring Person (a “Flip-in-Event”), the Rights entitle the holder thereof (other than a holder who is an Acquiring Person) to receive, upon exercise, such number of Common Shares which have an aggregate market value (as of the date of the Flip-In Event) equal to twice the then Exercise Price of the Rights. In such event, however, any Rights beneficially owned by an Acquiring Person (including affiliates, associates and others acting jointly or in concert therewith), or a transferee or any such person, will be void. A Flip-in-Event does not include acquisitions approved by the Board of directors or acquisitions pursuant to a Permitted Bid or Competing Permitted Bid.

Permitted Bids

The Shareholder Rights Plan includes a “Permitted Bid” concept whereby a take-over bid will not trigger a separation of the Rights (and will not cause the Rights to become exercisable) if the bid meets certain conditions. A “Permitted Bid” is defined as an offer to acquire Voting Shares (which means Common Shares and any other shares in the capital of the Corporation entitled to vote generally in the election of all directors, or securities that are eligible to be converted into Voting Shares for cash or securities) made by means of a take-over bid circular where the Voting Shares (including Voting Shares that may be acquired upon conversion of securities convertible into Voting Shares) subject to the offer, together with Voting Shares beneficially owned by the offeror at the date of the offer (including its affiliates, associates and others acting jointly or in concert therewith), constitute 20% or more of the outstanding Voting Shares and that also complies with the following additional provisions:

(a)

the bid must be made to all the holders of Voting Shares as registered on the books of the Corporation other than the offeror; and

(b)

the bid must contain the following conditions:

(i)

no Voting Shares will be taken up or paid for prior to the close of business on the 60th day following the date of the bid and then only if more than 50% of the Voting Shares held by Independent Shareholders (as defined below) have been deposited or tendered to the bid and not withdrawn;

(ii)

Voting Shares may be deposited pursuant to the bid, unless it is withdrawn, at any time prior to the date shares are first taken up or paid for under the bid:

(iii)

Voting Shares deposited pursuant to the bid may be withdrawn until taken up or paid for; and

(iv)

if the deposit condition referred to in (b)(i) above is satisfied, the offeror will extend the bid for deposit of Voting Shares for at least ten business days from the date such extension is publicly announced.

“Independent Shareholders” is defined as holders of Voting Shares other than (i) an Acquiring Person, (ii) any offeror making a take-over bid, (iii) any affiliate or associate of an Acquiring Person or offeror, (iv) any persons acting jointly or in concert with an Acquiring Person, and (v) any employee benefit, stock purchase or certain other plans or trusts for employees of the Corporation or its wholly-owned subsidiaries unless the beneficiaries of such plans or trusts direct the voting or tendering to a take-over bid of the Voting Shares.

Competing Permitted Bids

A “Competing Permitted Bid” is a take-over bid made after a Permitted Bid has been made and prior to expiry of such Permitted Bid that satisfies all of the provisions of a Permitted Bid, except that it must remain open for acceptance until at least the later of (i) 35 days after the date of the bid and (ii) 60 days after the earliest date on which another Permitted Bid then in existence was made, and only if at that date more than 50% of the Voting Shares owned by Independent Shareholders have been deposited to the Competing Permitted Bid and not withdrawn.

Redemption and Waiver

Under the Shareholder Rights Plan, the Board of directors can (i) waive the application of the Shareholder Rights Plan to enable a particular take-over bid to proceed, in which case the Shareholder Rights Plan will be deemed to have been waived with respect to any other take-over bid made prior to the expiry of any bid subject to such waiver, or (ii) with the prior approval of the holders of Voting Shares or Rights, as the case may be, redeem the Rights at a redemption price of $0.00001 per Right at any time prior to a Flip-in-Event. Rights are deemed to have been redeemed if a bidder successfully completes a Permitted Bid.

Protection Against Dilution

The Exercise Price, the number and nature of securities which may be purchased upon the exercise of Rights and the number of Rights outstanding are subject to adjustment from time to time to prevent dilution in the event of stock dividends, subdivisions, consolidations, reclassifications or other changes in the outstanding Common Shares, pro rata distributions to holders of Common Shares and other circumstances where adjustments are required to appropriately protect the interests of the holders of Rights.